AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 27, 1995
                                                       REGISTRATION NO. 33-60887
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- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------




                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------

                               ECKERD CORPORATION
             (Exact name of registrant as specified in its charter)

                  DELAWARE                                      13-3302437
       (State or other jurisdiction of                         (IRS employer
       incorporation or organization)                     identification number)

                             8333 BRYAN DAIRY ROAD
                              LARGO, FLORIDA 34647
                                 (813) 399-6000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                             ROBERT E. LEWIS, ESQ.
                         VICE PRESIDENT/GENERAL COUNSEL
                             8333 BRYAN DAIRY ROAD
                              LARGO, FLORIDA 34647
                                 (813) 399-6000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                              -------------------

                                   COPIES TO:

            STACY J. KANTER, ESQ.                         MARK KESSEL, ESQ.
     SKADDEN, ARPS, SLATE, MEAGHER & FLOM                SHEARMAN & STERLING
               919 THIRD AVENUE                          599 LEXINGTON AVENUE
           NEW YORK, NEW YORK 10022                    NEW YORK, NEW YORK 10022
                (212) 735-3000                              (212) 848-4000
                              -------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this registration statement becomes effective.
                              -------------------

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

                             SUBJECT TO COMPLETION
                   PRELIMINARY PROSPECTUS DATED JULY 27, 1995

PROSPECTUS
                                4,500,000 SHARES
                           ["ECKERD CORPORATION" LOGO]

                                  COMMON STOCK
                              -------------------

    Of the 4,500,000 shares of common stock, par value $.01 per share (the "Common Stock"), of Eckerd Corporation (the "Company") offered hereby (the "Offering"), 2,500,000 shares are being sold by the Company and 2,000,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.


    The Common Stock is listed on the New York Stock Exchange ("NYSE") under the trading symbol "ECK." On July 26, 1995, the last reported sale price of the Common Stock on the NYSE was $32 1/2 per share. See "Price Range of Common
Stock and Dividend Policy."


    FOR INFORMATION CONCERNING CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, SEE "RISK FACTORS" ON PAGE 8.
                              -------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS
THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
]COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

[CAPTION]

                                                                                         PROCEEDS TO
                                     PRICE TO        UNDERWRITING      PROCEEDS TO         SELLING
                                      PUBLIC         DISCOUNT(1)        COMPANY(2)       STOCKHOLDERS
Per Share......................         $                 $                 $                 $
Total(3).......................         $                 $                 $                 $

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting certain expenses of the Offering payable by the Company
    estimated at $         .
(3) The Company and certain of the Selling Stockholders have granted the Underwriters 30-day options to purchase up to an aggregate of 175,000 and 500,000 additional shares of Common Stock, respectively, solely to cover over-allotments, if any. If all such additional shares are purchased, the total Price to Public, Underwriting Discount, Proceeds to Company and
    Proceeds to Selling Stockholders will be $         , $         , $
    and $         , respectively. See "Underwriting."
                              -------------------

    The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if issued to and accepted by them, and subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or
about             , 1995.
                              -------------------
MERRILL LYNCH & CO.
                  CS FIRST BOSTON
                                 MORGAN STANLEY & CO.
                                     INCORPORATED
                                                RAYMOND JAMES & ASSOCIATES, INC.
                              -------------------

                The date of this Prospectus is           , 1995.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                              ["ECKERD(R)" LOGO]
                             It's right at Eckerd.

                    NUMBER OF ECKERD DRUG STORES BY STATE.

[Map of southeastern part of the United States with numbers as follows:

        Maryland:          1                    Louisiana:        98
        Delaware:         11                    Mississippi:      26
        New Jersey:       28                    Alabama:          16
        Oklahoma:         26                    Georgia:         159
        Tennessee:        33                    South Carolina:   79
        North Carolina:  181                    Florida:         550
        Texas:           481]


    IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    [Photographs of inter and exterior scenes of Eckerd Drug stores.]

                               PROSPECTUS SUMMARY


    The following summary is qualified in its entirety by the more detailed information and consolidated financial statements appearing elsewhere in this Prospectus. Unless the context indicates otherwise, all references in this Prospectus to the "Company" include Eckerd Corporation and its subsidiaries. All references to fiscal years shall be determined with respect to the calendar year in which the fiscal year begins. The Company's fiscal year terminates each year on the Saturday nearest to January 31st. Unless the context indicates otherwise, the information contained in this Prospectus assumes that the over-allotment options granted by the Company and certain of the Merrill Lynch Investors to the Underwriters have not been exercised.


                                  THE COMPANY

    Eckerd Corporation (the "Company") operates the Eckerd Drug store chain, which is one of the largest drug store chains in the United States. At May 27, 1995, the Eckerd Drug store chain consisted of 1,689 stores in 13 states located primarily in the Sunbelt, including 550 stores in Florida and 481 stores in Texas. The Company's stores are concentrated in 10 of the 12 metropolitan statistical areas in the United States with the largest percentage growth in population from 1980 to 1990, and, according to industry sources, the Company ranks first or second in drug store sales in 12 of the 14 major metropolitan markets in which it operates.


    The primary focus of Eckerd Drug stores is the sale of prescription and over-the-counter drugs. During fiscal 1994, the Company filled more than 89 million prescriptions, and sales of prescriptions and over-the-counter drugs generated approximately 61.1% of the Company's drug store sales and other operating revenue. During the period from fiscal 1990 through fiscal 1994, the Company's dollar volume of sales of prescription drugs increased at a compound annual growth rate of 12.4% and during the first quarter of fiscal 1995, the dollar volume of sales of prescription drugs increased by 17.0% as compared to the first quarter of fiscal 1994. The Company expects that its prescription and over-the-counter drug business will provide significant opportunities for profitable growth primarily as a result of the continued shift to managed health care in the United States and the aging of the American population.


    The Company believes it is well positioned to take advantage of the growth in managed health care. The Company's extensive store base within its markets, strong third-party payor marketing program, state-of-the-art pharmacy computer systems, and experience and reputation in the industry provide the Company with distinct advantages over independent drug stores, small drug store chains and mass merchandisers in attracting third-party payor sales. In fiscal 1994, sales to third-party payors, such as insurance companies, health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs"), other managed care providers, government agencies or private employers, represented approximately 64.6% of the Company's total prescription drug sales, as compared to 36.0% in fiscal 1990, and this percentage is expected to continue to increase.

    The Company also expects to benefit from the aging of the population, as approximately 60% of the Company's drug stores are located in Florida and Texas, two of the top three states in terms of growth in the number of persons over age
65. According to industry studies, persons over age 65 purchase twice as many prescription drugs and 50% more over-the-counter drugs than the national average.

    In addition to prescription and over-the-counter drugs, the Company also sells a wide variety of name brand and private label nonpharmacy merchandise, including health and beauty aids, greeting cards and other convenience products, such as sundries, tobacco, books, magazines, household products, seasonal merchandise and toys. Over the last several years, the Company has introduced convenience food mart sections in over 550 stores, offering beverages and other convenience food items. The Company plans to add food mart departments to over 400 stores in fiscal 1995. The Company is also a leading source of photo finishing in all of the major markets in which it operates, offering overnight developing in all of its stores and 1-hour Express Photo service in 501 of its locations as of May 27, 1995. The Company is one of the top three vertically integrated retail photo finishers in the United States. The Company believes that photo finishing operations increase store traffic and provide for significant incremental sales of other drug store items. The Company anticipates opening additional Express Photo Centers over the next several years in both new and existing store locations, with a goal of adding approximately 270 new Express Photo Centers by 1999.

    Customer service and convenience are critical in positioning the Company as an alternative to mass merchandisers, supermarkets and other large format retailing channels. The Company typically provides several conveniently located, modern stores in a community. The Company's stores range in size from 8,200 to 10,800 square feet and are primarily located in high-traffic neighborhood strip centers or free standing locations. The Company's stores are typically open every day of the year except Christmas, with some open until midnight or 24 hours a day. The Company offers a high level of professional pharmacy service such as the "Rx Advisor", a personalized, easy-to-read publication provided to each prescription drug customer which advises the customer of the specific dosages, contraindications and side effects of his or her prescription medicine. Other customer service advantages include comfortable pharmacy waiting areas, free health-related programs and screenings (e.g., blood pressure tests) and drive-through pharmacy windows in most new drug stores. In addition, the Company frequently tests new customer service features.

    The Company's business strategy is focused upon maintaining a strong pharmacy and health-related business. The Company plans to continue to implement this strategy by:

    . maintaining a high level of customer service and convenience;

    . providing competitive prices on its merchandise;

    . maintaining an aggressive marketing program to third-party payors;

    . continuing its commitment to control costs;

    . improving store productivity and profitability by continuing to assess the need to reallocate nonpharmacy shelf space;

    . expanding the number of stores primarily within the Company's existing market areas through internal expansion and acquisitions and improving the Company's store base by relocating and renovating certain stores and closing under-performing stores; and

    . continuing to invest in and upgrade information systems.


    On June 28, 1995, the Company entered into a definitive asset purchase agreement (the "Asset Purchase Agreement") with Rite Aid of Florida, Inc. ("Rite Aid") to acquire the assets of 109 drug stores located in Florida (the "Florida Acquisition") for a cash purchase price of approximately $75.0 million, which is subject to inventory adjustments. Pursuant to the Florida Acquisition, the Company will acquire 37 Rite Aid leased locations, which will be operated as Eckerd Drug stores, and the fixtures, inventory and prescription files of an additional 72 Rite Aid locations that will be closed by Rite Aid, who will remain obligated on the leases for such stores. The Company expects to liquidate certain of the inventory and fixtures associated with the closed stores immediately after the closing of the transaction. The Florida Acquisition is currently expected to close in early August 1995, subject to certain closing conditions, including the receipt of all applicable governmental approvals and consents. See "Use of Proceeds."


    The Company was incorporated in Delaware in 1985 and acquired the former Jack Eckerd Corporation ("Old Eckerd") in 1986 (the "Acquisition"). The Company's principal executive offices are located at 8333 Bryan Dairy Road, Largo, Florida 34647; telephone number (813) 399-6000.

                                  THE OFFERING


Common Stock Offered:
  By the Company..............  2,500,000 shares
  By the Selling
Stockholders..................  2,000,000 shares
    Total.....................  4,500,000 shares
Total Common Stock Outstanding
  after the Offering..........  34,643,900 shares (1)
Use of Proceeds...............  The net proceeds to the Company from the Offering are estimated to be approximately $80.1 million, and, together with Revolving Loan (as defined) borrowings under the Credit
                                Agreement (as defined) of approximately $73.8 million, will be used to finance the Florida Acquisition, with the balance to be used to redeem $78.9 million aggregate principal
                                amount of the Company's 11 1/8% Subordinated Debentures due
                                2001 (the "11 1/8% Debentures"). The Company will not
                                receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Use of Proceeds."
NYSE Symbol...................  ECK


- ------------

(1) Does not include employee stock options outstanding to purchase an aggregate of 1,673,455 shares of Common Stock at May 27, 1995, of which options to purchase an aggregate of 346,988 shares of Common Stock were exercisable. In addition, 1,806,627 shares of Common Stock were reserved for issuance pursuant to the Company's 1993 and 1995 Stock Option and Incentive Plans.

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

   The following summary historical financial data for the years and periods presented below have been derived from the Company's consolidated financial statements. The historical financial data for the three fiscal years ended January 28, 1995 have been derived from, and should be read in conjunction with, the Company's audited consolidated financial statements and related notes contained in the Company's Annual Report on Form 10-K405 (the "Annual Report") incorporated by reference herein. The historical financial data for the thirteen week periods ended April 30, 1994 and April 29, 1995 have been derived from, and should be read in conjunction with, the unaudited consolidated financial statements of the Company contained in the Company's Quarterly Report on Form 10-Q (the "10-Q") incorporated by reference herein which, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the interim period financial data. The results for the thirteen week period ended April 29, 1995 are not necessarily indicative of the results to be expected for the full year. The summary pro forma statement of operations data presented below give effect to the Insta-Care Sale (as defined) and the use of the net proceeds therefrom as if such transaction had occurred as of the beginning of the periods presented and for the fiscal year ended January 28, 1995 also reflect the reversal of the gain on the Insta-Care Sale and the charge for future store closings and should be read in conjunction with "Pro Forma Financial Data." The summary pro forma financial data do not purport to represent what the Company's results of operations would actually have been if the Insta-Care Sale and the use of proceeds therefrom in fact had occurred at the beginning of the period presented, or to project the Company's results of operations for any future period. All information contained in the following tables should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the consolidated financial statements of the Company and related notes contained in the Annual Report and the 10-Q incorporated by reference herein.

                                    THIRTEEN WEEKS ENDED                           FISCAL YEAR ENDED
                                   -----------------------   --------------------------------------------------------------
                                   APRIL 29,    APRIL 30,     JAN. 28,     JAN. 29,     JAN. 30,     FEB. 1,      FEB. 2,
                                      1995         1994         1995         1994         1993         1992         1991
                                   ----------   ----------   ----------   ----------   ----------   ----------   ----------

                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND PER SQUARE FOOT DATA)
STATEMENT OF OPERATIONS DATA:
 Sales and other operating
   revenue.......................  $1,219,594   $1,136,195(1) $4,549,031  $4,190,539   $3,887,027   $3,739,852   $3,456,134
 Gross profit(2).................     280,106      270,112    1,104,890    1,015,164      990,548    1,001,307      928,590
 Earnings before interest
   expense.......................      59,515       52,266      180,819      157,184      135,383      147,098      111,327
 Total interest expense..........      20,356       23,901       93,735      113,215      137,404      143,194      147,309
 Earnings (loss) before
   extraordinary items...........      30,544       26,945       78,331       41,413       (4,885)         977      (35,982)
 Net earnings (loss) for the
   period(3).....................      30,544       26,945       47,808       (2,941)      (4,123)       2,657      (35,982)
 Net earnings (loss) available to
   common shares(3)..............      30,544       26,945       47,808       (7,865)     (14,938)      (8,166)     (46,848)
 Earnings (loss) before
   extraordinary items per common
   share(4)......................  $      .93   $      .84   $     2.41   $     1.24   $    (0.59)  $    (0.38)  $    (1.97)
 Net earnings (loss) per common
   share(3)(4)...................         .93          .84         1.47        (0.27)       (0.56)       (0.32)       (1.97)
 Weighted average common shares
   outstanding...................  32,813,133   32,224,128   32,431,719   29,392,805   26,573,902   25,677,103   23,793,496
OTHER OPERATING DATA:
 EBITDA(5).......................  $   79,052   $   70,544   $  258,613   $  242,844   $  229,217   $  248,677   $  235,687
 EBITDA Margin(6)................         6.5%         6.2%         5.7%         5.8%         5.9%         6.6%         6.8%
 LIFO charge(7)..................  $    2,879   $    2,493   $   10,750   $    8,500   $   15,000   $   21,000   $   23,000
 Depreciation....................      11,758       10,251       45,842       50,041       53,753       49,554       47,835
 Amortization of intangibles and
   expenses related to
   Acquisition and other(8)......       7,779        8,027       31,952       35,619       40,081       52,025       77,925
 Capital expenditures............      15,694       10,047       57,246       39,327       51,389       49,410       73,243
DRUG STORE DATA:
 Drug stores open at end of
   period........................       1,727        1,709        1,735        1,718        1,696        1,675        1,673
 Comparable drug store sales
   growth........................         8.8%         7.4%         8.1%         6.1%         3.1%         5.7%         6.9%
 Average sales per drug store....  $      701   $      646   $    2,561   $    2,365   $    2,222   $    2,142   $    2,036
 Average sales per selling floor
   square foot...................          90           82          325          302          283          272          258
 Prescription sales as a
   percentage of drug store
   sales and other
   operating revenue.............        53.1%        49.9%        50.8%        48.3%        45.4%        44.0%        42.6%
 Prescription and
   over-the-counter sales as a
   percentage of drug store sales
   and other operating revenue           64.1%        61.2%        61.1%        59.0%        55.9%        54.7%        52.8%
 Third-party prescription sales
   as a percentage of
   prescription sales............        68.9%        62.6%        64.6%        58.0%        49.6%        43.1%        36.0%


                                                                               THIRTEEN WEEKS ENDED    FISCAL YEAR ENDED
                                                                                  APRIL 30, 1994         JAN. 28, 1995
                                                                               --------------------    -----------------
PRO FORMA STATEMENT OF OPERATIONS DATA:(9)(10)
Total interest expense(11)..................................................       $     21,770           $    86,987
Earnings (loss) before extraordinary items..................................             27,564                80,395
Net earnings (loss) for the period..........................................             27,564                49,872
Net earnings (loss) available to common shares..............................             27,564                49,872
Earnings (loss) before extraordinary items per common share.................                .86                  2.48
Net earnings (loss) per common share........................................                .86                  1.54
Weighted average common shares outstanding..................................         32,224,128            32,431,719


                                                                                           AS OF APRIL 29, 1995
                                                                                       -----------------------------
                                                                                         ACTUAL      AS ADJUSTED(12)
                                                                                       ----------    ---------------
BALANCE SHEET DATA:
Working capital.....................................................................   $  340,527      $   366,188
Total assets........................................................................    1,346,706        1,420,537
Long-term debt (including current installments).....................................      808,449          809,731
Stockholders' deficit...............................................................      (91,906)         (17,696)


                                                   (Footnotes on following page)

(Footnotes for preceding page)

- ------------

 (1) Reflects reclassification of sales to employees in the thirteen weeks ended April 30, 1994 to conform to fiscal 1995 financial statement presentation. Fiscal 1994, 1993, 1992, 1991 and 1990 have not been reclassified.

 (2) Gross profit represents sales and other operating revenue less cost of sales, including store occupancy, warehousing and delivery expense.

 (3) Reflects extraordinary item of $762 in fiscal 1992 and $1,680 in fiscal 1991 relating to the tax effect of utilization of net operating loss carryforwards and extraordinary loss net of taxes of $44,354 in fiscal 1993 relating to the early retirement of indebtedness and preferred stock and $30,523 in fiscal 1994 relating to the early retirement of indebtedness.

 (4) Reflects payment of preferred stock dividends of $0 in fiscal 1994, $4,924 in fiscal 1993, $10,815 in fiscal 1992, $10,823 in fiscal 1991 and $10,866 in fiscal 1990.

 (5) EBITDA means earnings before interest, taxes, depreciation, amortization of intangibles and expenses related to the Acquisition and other, and, for fiscal 1990, the reversal of the inventory valuation reserve established in fiscal 1986 in connection with the Acquisition. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--General--Impact of Non-Cash and Non-Recurring Charges." The Company believes that EBITDA is an important measure of its operating results because of the significant amount of charges resulting from the Acquisition and other transactions which are non-cash and/or non-recurring. However, EBITDA should not be considered in isolation or as a substitute for net earnings and other statement of operations data prepared in accordance with generally accepted accounting principles as a measure of the Company's profitability or liquidity.

 (6) EBITDA Margin means EBITDA as a percentage of sales and other operating revenue.

 (7) LIFO charge for fiscal 1990 is before the reversal of the inventory valuation reserve established in fiscal 1986 in connection with the Acquisition.

 (8) Includes amortization of assets written up as a result of the Acquisition, including goodwill, and charges due to certain performance-related management compensation programs.

 (9) The pro forma statement of operations data reflect the Insta-Care Sale and the use of the net proceeds as if such transaction had occurred as of the beginning of the periods presented. See "The Company--The 1994 Transactions--The Insta-Care Sale" and "Pro Forma Financial Data."

(10) For the fiscal year ended January 28, 1995, excludes $54,125 from sales and other operating revenue for the gain on the Insta-Care Sale, $4,655 from income taxes for the gain on the Insta-Care Sale and $48,988 from operating and administrative expenses for the charge for future store closings.

(11) Pro forma interest expense was computed assuming a rate of 6 1/2% under the Credit Agreement.


(12) The as adjusted balance sheet data reflect the use of the net proceeds from the Offering and approximately $73,760 of additional Revolving Loan borrowings under the Credit Agreement as set forth in "Use of Proceeds" and the redemption on May 12, 1995 of $16,640 aggregate principal amount of 11 1/8% Debentures ($15,530 accreted value) with Revolving Loan borrowings of $16,640. See "Capitalization."

                                  RISK FACTORS

    Prior to making an investment decision, prospective purchasers of Common Stock should carefully consider all of the information contained in this Prospectus, and, in particular, should evaluate the following risk factors.

SUBSTANTIAL INDEBTEDNESS


    As a result of the Acquisition, the related financing and refinancings thereof, the Company is highly leveraged. At April 29, 1995, the Company had long-term debt (including current maturities) of approximately $808.4 million and a stockholders' deficit of approximately $91.9 million. The Company may incur additional indebtedness in the future, including (i) unused and available borrowing commitments under the revolving credit facility portion of the Credit Agreement of $209.4 million on April 29, 1995 and (ii) up to an additional $150.0 million aggregate principal amount of debt securities (the "Debt Securities") which are registered pursuant to an effective shelf registration statement, subject in all cases to certain restrictions contained in the Credit Agreement, the Company's 9 1/4% Senior Subordinated Notes due 2004 (the "9 1/4% Notes") and the Company's other debt instruments. See "-- Restrictions Imposed by Terms of the Company's Indebtedness." As of June 24, 1995, the Company had borrowed an additional $47.0 million of Revolving Loan borrowings under the Credit Agreement.


    The ability of the Company to make cash payments to satisfy its substantial indebtedness will depend upon its future operating performance, which is subject to prevailing economic conditions, and to financial, business and other factors beyond the Company's control. Based upon the Company's ability to generate cash flow from operating activities, the available unused portion of the working capital revolving loans under the Credit Agreement and other existing financing sources, the Company believes that it will have the funds necessary to meet the principal and interest payments on its debt as they become due and to operate and expand its businesses. However, there can be no assurance that the Company will be able to do so. If the Company is unable to generate sufficient earnings and cash flow to meet its obligations with respect to its outstanding indebtedness, refinancing of certain of these debt obligations or asset dispositions might be required. In the event debt refinancing is required, there can be no assurance that the Company can effect such refinancing on satisfactory terms or that the refinancing will be permitted by the lenders under the Credit Agreement, by the terms of the 9 1/4% Notes or by the other creditors of the Company. In addition, asset dispositions may be made under circumstances which might not be favorable to realizing the best price for such assets. Moreover, there can be no assurance that assets can be sold promptly enough, or for amounts sufficient to satisfy outstanding debt obligations. The Credit Agreement and the 9 1/4% Notes contain certain restrictions on the Company's ability to sell assets and on the use of proceeds from permitted asset sales. For information regarding restrictions on debt refinancing and asset dispositions, see "Description of Certain Indebtedness."

    While certain transactions consummated in fiscal 1993 and 1994, such as the IPO (as defined), the issuance of the 9 1/4% Notes and amendments to the Credit Agreement, have improved the Company's financial flexibility, the substantial interest and principal payment requirements on borrowings under the Credit Agreement, the 9 1/4% Notes and the Company's other indebtedness could have important consequences to holders of Common Stock, including (i) limiting the Company's ability to effect future financings and otherwise restricting corporate activities, including the Company's ability to respond to market conditions, to provide for capital expenditures or to take advantage of acquisition opportunities and (ii) reducing the funds available to the Company for its operations. The Credit Agreement, the 9 1/4% Notes and certain other financing agreements impose other operating and financial restrictions on the Company, the failure to comply with which may result in an event of default which, if not cured or waived, would have a material adverse effect on the Company. See "--Restrictions Imposed by Terms of the Company's Indebtedness."

    All of the Company's indebtedness under the Credit Agreement is at variable rates of interest, causing the Company to be sensitive to prevailing interest rates. As required by the Credit Agreement, the Company has entered into certain interest rate protection agreements with respect to $200.0 million of its floating rate exposure. Such interest rate protection agreements will remain in full force and effect through August 1996. At June 24, 1995, the Company had $515.8 million of borrowings under the Credit Agreement which are at variable rates of interest. To the extent interest rates rise, the Company's ability to pay principal and interest on borrowings under the Credit Agreement and its other indebtedness could be adversely affected. See "Description of Certain Indebtedness--The Credit Agreement."

RESTRICTIONS IMPOSED BY TERMS OF THE COMPANY'S INDEBTEDNESS

    The terms and conditions of the Credit Agreement and the 9 1/4% Notes Indenture (as defined herein) impose restrictions that affect, among other things, the ability of the Company and its subsidiaries to incur debt, pay dividends, make acquisitions, create liens and make capital expenditures. See "Description of Certain Indebtedness--The Credit Agreement" and "Description of Certain Indebtedness--The 9 1/4% Notes." The Credit Agreement also requires the Company to satisfy certain financial covenants on a quarterly basis. The ability of the Company to comply with such financial covenants can be affected by events beyond the Company's control, and there can be no assurance that the Company will achieve operating results that will comply with such covenants. A breach of any of these covenants could result in a default under the Credit Agreement, the 9 1/4% Notes Indenture and other indebtedness of the Company. In the event of any such default, the lenders under the Credit Agreement could elect to declare all amounts borrowed thereunder, together with accrued interest, to be due and payable. If the Credit Agreement indebtedness or the 9 1/4% Notes were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full such Credit Agreement indebtedness and the other indebtedness of the Company. See "Description of Certain Indebtedness--The Credit Agreement."

COMPETITION

    The Company operates in highly competitive industries. In addition to traditional competition from independent drug stores and other drug store chains, Eckerd Drug stores face competition from mass merchants (including discounters and deep discounters), supermarkets, combination food and drug stores, mail order distributors, hospitals and HMOs and other managed care providers. These other formats have experienced significant growth in their market share of the prescription and over-the-counter drug business. Many of these competitors have greater financial resources than the Company. The Company competes with these competitors primarily on the basis of customer service, convenience and price. See "Business--Business Strategy--Competitive Pricing" and "Business--Business Strategy--Competition."

PRESCRIPTION DRUG SALES AND FUTURE REGULATION


    The Company relies on prescription drug sales for a significant portion of its revenues and profits, and prescription drug sales represent a growing segment of the Company's business. Prescription drug sales accounted for approximately 53.1%, 50.8%, 48.3%, 45.4%, 44.0% and 42.6% of the Company's drug store sales and other operating revenue for the first quarter of fiscal 1995, fiscal 1994, fiscal 1993, fiscal 1992, fiscal 1991 and fiscal 1990, respectively. These revenues are affected by changes within the health care industry, including changes in programs providing for reimbursement of the cost of prescription drugs by third-party payors, such as government and private sources, and regulatory changes relating to the approval process for prescription drugs. The Clinton Administration has stated that health care reform is one of its top priorities. A health care reform plan by President Clinton as well as a number of competing health care reform proposals were introduced in Congress in 1994. The Company cannot predict whether any federal health care reform legislation will eventually be passed, and if so, the impact thereof on the Company's financial position or results of operations. Health care reform, if implemented, could adversely affect the pricing of prescription drugs or the amount of reimbursement from governmental agencies and third-party payors, and consequently could be adverse to the Company. However, to the extent health care reform expands the number of persons receiving health care benefits covering the purchase of prescription drugs, it may also result in increased purchases of such drugs and could thereby have a favorable impact on both the Company and the retail drug industry in general. Nevertheless, there can be no assurance that any such future legislation or any similar legislation adopted by any states in which the Company operates will not adversely affect the Company or the retail drug store industry generally. See "Business-- Regulation."

SALES TO THIRD-PARTY PAYORS

    A growing percentage of the Company's prescription drug volume has been accounted for by sales to customers who are covered by third-party payment programs. Third-party prescription sales accounted for approximately 68.9%, 64.6%, 58.0%, 49.6%, 43.1% and 36.0% of the Company's prescription sales in the first quarter of fiscal 1995, fiscal 1994, fiscal 1993, fiscal 1992, fiscal 1991 and fiscal 1990, respectively. Prescription sales to third-party payors, in terms of both dollar volume and as a percentage of total prescription sales, continued to increase in the first quarter of fiscal 1995 and the Company expects this trend to continue. Although contracts with third-party payors may increase the volume of prescription sales and gross profits, third-party payors typically negotiate lower prescription prices than those on non third-party prescriptions. Accordingly, there has been downward pressure on gross profit margins on sales of prescription drugs which is expected to continue in future periods. See "Management's Discussion and Analysis of Results of Operations and Financial Condition" and "Business--The Drug Store Industry."

PRINCIPAL STOCKHOLDERS

    Upon completion of the Offering, the Merrill Lynch Investors (as defined under "The Company-- General") will own approximately 28.18% of the outstanding shares of Common Stock (approximately 26.60% if the over-allotment options are exercised in full) and the Management Investors (as defined under "The Company--General") will own approximately 3.70% of the outstanding shares of Common Stock (approximately 3.68% if the over-allotment options are exercised in full). As a result of such stock ownership, if the Merrill Lynch Investors and the Management Investors were to vote together, they may be in a position to elect the Board of Directors of the Company, to approve or disapprove of other matters requiring stockholder approval and to effectively control the affairs and policies of the Company. The Merrill Lynch Investors are affiliates of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). In addition, certain provisions of the Company's Certificate of Incorporation and By-laws could make more difficult non-negotiated acquisitions of the Company. These provisions include a staggered board of directors, limitation on actions by written consent of stockholders and advance notice procedures for nominations of directors and other stockholder proposals. See "Principal and Selling Stockholders" and "Description of Capital Stock--Certificate of Incorporation and By-laws."

SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of the Offering, approximately 34,643,900 shares of Common Stock will be outstanding. All of the 4,500,000 shares of Common Stock being sold hereby, together with approximately 15,317,117 shares currently outstanding, will be freely transferable without restriction under the Securities Act unless held by an affiliate of the Company. The remaining outstanding shares of

Common Stock held by existing stockholders are "restricted securities" of the Company within the meaning of Rule 144 under the Securities Act and may not be sold unless they are registered under the Securities Act or sold pursuant to an exemption from registration thereunder, including the exemption contained in Rule 144, which contains certain volume and other resale limitations. Pursuant to Rule 144(k), however, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at the time of sale and has not been an affiliate during the three months immediately preceding the sale may sell such shares without regard to such volume and other resale limitations of Rule 144 provided that a period of at least three years has elapsed since the later of the date the securities were acquired from the issuer or from an affiliate of the issuer.

    The Merrill Lynch Investors, the Management Investors and the other existing stockholders of the Company were granted rights entitling them, under specified circumstances, to cause the Company to register for sale all or part of their shares of Common Stock and to include such shares in any registered public offerings of Common Stock by the Company. The Company has included the shares of Common Stock to be sold by the Selling Stockholders in the Offering pursuant to the exercise by such Selling Stockholders of their incidental registration rights under the Registration Rights Agreement (as defined). See "Description of Capital Stock--Registration Rights."


    Pursuant to the Registration Rights Agreement, each holder of at least 1% of the outstanding shares of Common Stock who is a party thereto (the "1% Holders") has agreed for a period beginning seven days before, and ending 120 days after, the effective date of the Registration Statement of which this Prospectus is a part, not to effect any public sale or distribution, including any sale pursuant to Rule 144 under the Securities Act, of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, or any rights or warrants to acquire Common Stock, subject to certain exceptions, without the prior written consent of the Representatives (as defined herein) of the Underwriters. Approximately 36.8% of the shares of Common Stock outstanding upon consummation of the Offering will be subject to such lock-up agreement.
In addition, certain of the Merrill Lynch Investors that are limited partnerships will be distributing an aggregate of 152,197 shares of Common
Stock owned by them to their limited partners that have elected not to receive their pro rata share of the proceeds of the sale of Common Stock by such partnerships (the "Merrill Lynch Distribution"). As a condition to receiving shares of Common Stock in the Merrill Lynch Distribution, such limited partners have agreed to be bound by the same lock-up provision as the 1%
Holders for a period of 120 days after the effective date of the Registration Statement. The Merrill Lynch Distribution is expected to occur as soon as practicable after 120 days from the effective date of the Registration Statement, or on such earlier date consented to by the Representatives of the Underwriters. In addition, each of the Company and the executive officers and directors of the Company will agree, for a period of 90 days after the effective date of the Registration Statement, not to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, or any rights or warrants to acquire Common Stock, subject to certain exceptions, without the prior written consent of the Representatives of the Underwriters.


    No prediction can be made as to the effect, if any, that future sales of Common Stock or the availability of Common Stock for future sale will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock (including shares issued upon exercise of employee stock options) in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices of the Common Stock.

    Future sales of Common Stock could also cause the Company to experience an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended. If such "ownership change" occurs, the Company's ability to use its net operating loss ("NOL") carryforwards existing at such time to offset its taxable income, if any, generated thereafter, would be subject to certain limitations. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Tax Net Operating Loss Carryforwards."

                                USE OF PROCEEDS


    The net proceeds to the Company from the Offering are estimated to be approximately $80.1 million. The Company intends to use such net proceeds, together with Revolving Loan borrowings under the Credit Agreement of approximately $73.8 million, to finance the Florida Acquisition, with the balance to be used to redeem $78.9 million aggregate principal amount of the 11 1/8% Debentures (representing all of the 11 1/8% Debentures remaining outstanding). The Company will not receive any proceeds from the sale of shares of Common Stock by the Selling Stockholders.


    The 11 1/8% Debentures mature on May 1, 2001 and will be redeemed at a redemption price equal to 100% of the aggregate principal amount thereof, together with accrued and unpaid interest, if any, to the date of redemption. See "Description of Certain Indebtedness--The 11 1/8% Debentures."


    On June 28, 1995, the Company entered into the Asset Purchase Agreement with Rite Aid to acquire the assets of 109 drug stores located in Florida for a cash purchase price of approximately $75.0 million, which is subject to inventory adjustments. Pursuant to the Florida Acquisition, the Company will acquire 37 Rite Aid leased locations, which will be operated as Eckerd Drug stores, and the fixtures, inventory and prescription files of an additional 72 Rite Aid locations that will be closed by Rite Aid, who will remain obligated on the leases for such stores. The Company expects to liquidate certain of the inventory and fixtures associated with the closed stores immediately after the closing of the transaction. The Florida Acquisition is currently expected to close in early August 1995, subject to certain closing conditions, including the receipt of all applicable governmental approvals and consents. The Company expects to use the proceeds of such liquidation to repay a portion of the Revolving Loans that were incurred under the Credit Agreement to finance the Florida Acquisition.

                                 CAPITALIZATION


    The following table sets forth the capitalization of the Company as of April 29, 1995 and as adjusted to give effect to (i) the issuance of the shares of Common Stock offered by the Company in the Offering at an estimated initial offering price of $33.625 per share and the use of the net proceeds therefrom as set forth in "Use of Proceeds," (ii) additional Revolving Loan borrowings under the Credit Agreement and the use thereof as set forth in "Use of Proceeds" and
(iii) the redemption of 11 1/8% Debentures that occurred on May 12, 1995. The table should be read in conjunction with "Pro Forma Financial Data" and the Company's consolidated financial statements contained in the Annual Report and the 10-Q incorporated by reference herein.


                                                                            APRIL 29, 1995
                                                                      ---------------------------
                                                                       ACTUAL      AS ADJUSTED(1)
                                                                      ---------    --------------

                                                                        (DOLLARS IN THOUSANDS)
Total long-term indebtedness (including current installments):
  Credit Agreement
    Term Loans.....................................................   $ 424,826      $  424,826
    Revolving Loans and Bankers' Acceptances.......................      52,000         142,400
  9 1/4% Notes.....................................................     200,000         200,000
  11 1/8% Debentures ($95,500 principal amount)(2).................      89,118         --
  Variable rate demand industrial revenue bonds....................      18,250          18,250
  Other (principally notes secured by fixtures and equipment)......      24,255          24,255
                                                                      ---------    --------------
      Total long-term indebtedness (including current
        installments)..............................................     808,449         809,731
Stockholders' equity (deficit):
  Common stock.....................................................         321             346
  Capital in excess of par value...................................     234,319         314,394
  Retained deficit.................................................    (326,546)       (332,436)(3)
                                                                      ---------    --------------
      Total common stockholders' deficit...........................     (91,906)        (17,696)
                                                                      ---------    --------------
Total capitalization...............................................   $ 716,543      $  792,035
                                                                      ---------    --------------
                                                                      ---------    --------------


- ------------


(1) Reflects estimated net proceeds to the Company from the Offering of $80,100 and additional Revolving Loan borrowings of $73,760.


(2) Of such principal amount, the Company redeemed $16,640 aggregate principal amount ($15,530 accreted value) on May 12, 1995 with Revolving Loan borrowings of $16,640.

(3) Reflects the write-off of original issue discount and deferred debt expense of $1,310 ($1,022 on an after-tax basis) related to the redemption on May 12, 1995 of 11 1/8% Debentures and $6,241 ($4,868 on an after-tax basis) related to the redemption of the balance of the 11 1/8% Debentures which will occur upon completion of the Offering.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

    The Common Stock is traded on the New York Stock Exchange ("NYSE") under the symbol "ECK." The following table sets forth on a per share basis, for the periods indicated, the high and low sales prices of the Common Stock as reported on the NYSE Composite Tape. The Common Stock was not publicly traded, and no dividends were paid on the Common Stock, prior to the IPO on August 5, 1993.


                                                                    PRICE RANGE
                                                                  ----------------
                                                               HIGH              LOW
                                                           -------------    -------------
FISCAL 1993:
  Third Quarter (from August 6, 1993)...................   $          18    $      12 3/4
  Fourth Quarter........................................          20 3/4           13 3/4

FISCAL 1994:
  First Quarter.........................................   $          24    $      18 1/2
  Second Quarter........................................          25 1/4           18 1/8
  Third Quarter.........................................          31 1/2           23 1/4
  Fourth Quarter........................................              32           25 3/8

FISCAL 1995:
  First Quarter.........................................   $      30 1/4    $      24 1/2
  Second Quarter (through July 12, 1995)................          34 5/8           28 3/8



    On July 26, 1995, the last sale price as reported on the NYSE was $32.50 per share.


    The Company has never paid dividends on its Common Stock and does not intend to pay dividends in the foreseeable future. The payment of dividends by the Company is subject to restrictions under certain of its financing agreements, including the Credit Agreement and the 9 1/4% Notes. See "Description of Certain Indebtedness." Any determination to pay cash dividends in the future will be at the discretion of the Company's Board of Directors and will be dependent upon the Company's results of operations, financial condition, contractual restrictions and other factors deemed relevant at that time by the Company's Board of Directors.

                                  THE COMPANY

GENERAL


    Merrill Lynch Capital Partners, Inc. ("Merrill Lynch Capital Partners") formed the Company for the purpose of acquiring Old Eckerd in April 1986. Prior to the Acquisition, the Company had no activities other than those connected to the Acquisition. Merrill Lynch Capital Partners formed EDS Holdings Inc. ("EDS") and its wholly owned subsidiary, Eckerd Holdings II, Inc. ("EH II"), to acquire certain additional drug stores in July 1990. EH II owns certain drug stores which were operated by the Company pursuant to a Management Agreement dated as of July 13, 1990, as amended (the "EH II Management Agreement"). On August 12, 1993, the Company completed an initial public offering (the "IPO") in which it issued and sold 5,175,000 shares of Common Stock for $14.00 per share. The stockholders of the Company include (i) certain partnerships affiliated with Merrill Lynch Capital Partners, (ii) certain other affiliates of Merrill Lynch & Co., Inc. ("ML & Co.") ((i) and (ii), collectively, the "Merrill Lynch Investors" or the "Selling Stockholders"), (iii) approximately 25 members of current and former management (the "Management Investors"), (iv) the Company's Employees' Profit Sharing Plan and (v) certain affiliates of the banks which provided part of the financing for the Acquisition and other institutional investors. As of May 27, 1995, the Merrill Lynch Investors owned approximately 11,761,951 shares, or 36.59%, of the Common Stock, and the Management Investors owned approximately 1,282,005 shares, or 3.99%, of the Common Stock. Upon completion of the Offering, the Merrill Lynch Investors will own approximately 28.18% of the outstanding shares of Common Stock (approximately 26.60% if the over-allotment options are exercised in full) and the Management Investors will own approximately 3.70% of the outstanding shares of Common Stock (approximately 3.68% if the over-allotment options are exercised in full). The Management Investors are not selling any shares of Common Stock in the Offering. See "Principal and Selling Stockholders."


THE 1993 TRANSACTIONS

  The Refinancing

    On June 15, 1993, the Company consummated a series of transactions designed to simplify its capital structure, reduce interest expense and dividend costs and provide additional financial flexibility. The Company entered into the Old Credit Agreement (as defined), which provided for (a) a $650.0 million term loan facility consisting of a six-year amortizing Tranche A term loan facility of $500.0 million (the "Tranche A Term Loans") and a seven-year amortizing Tranche B term loan facility of $150.0 million (the "Tranche B Term Loans") and (b) a $300.0 million six-year revolving credit facility (a portion of which was available as a swingline loan facility and as a letter of credit and bankers' acceptance facility). The Company also entered into a sale and leaseback arrangement with Imaging Financial Services, Inc. (the "IFS Sale and Leaseback") relating to approximately $35.0 million of photo processing equipment. In addition, the Company, EDS and EH II amended the EH II Management Agreement to provide for the payment by EH II to the Company of $40.0 million, of which approximately $22.0 million represented payment by EH II of the management fee and interest thereon which was accrued and previously deferred and approximately $18.0 million represented prepayment by EH II of the management fee to be earned by the Company in the future, which prepayment was evidenced by an unsecured promissory note (the "EH II Note"). EH II obtained the funds necessary for such payments from cash generated by its operations and from borrowings of approximately $31.6 million under a new revolving credit and term loan agreement dated as of June 7, 1993 (the "EH II Credit Agreement") (the borrowings under the Old Credit Agreement, the consummation of the IFS Sale and Leaseback, the amendment to the EH II Management Agreement, including Eckerd's obligations under the EH II Note, borrowings under the EH II Credit Agreement, and the application of the proceeds therefrom, are collectively referred to as the "Refinancing").

    The net proceeds from the Refinancing were used to pay, prepay or redeem (i) borrowings outstanding under the Company's prior Credit Agreement, dated as of July 13, 1990, as amended, with Morgan Guaranty Trust Company of New York and the other lenders party thereto (the "1990 Credit Agreement"), which consisted of a revolving credit facility and a term loan facility, (ii) the 11.39% Senior Notes due January 31, 1995 of the Company at a prepayment price of 100% of the principal amount thereof plus a make-whole amount, (iii) the 11.75% Senior Notes due April 15, 1995 of the Company at a prepayment price of 105% of the principal amount thereof, (iv) the Senior Secured Floating Rate Notes due April 15, 1997 of the Company at a redemption price of 101% of the principal amount thereof,
(v) the 13% Senior Secured Fixed Rate Notes due April 15, 1997 of the Company at a redemption price of 106.6% of the principal amount thereof, (vi) the Company's Discount Subordinated Debentures due May 1, 2006 (the "13% Discount Debentures"), at a redemption price of 100% of the principal amount thereof (except for the $50.0 million aggregate principal amount of 13% Discount Debentures which was subsequently redeemed with the net proceeds from the issuance of the 9 1/4% Notes) and (vii) the Company's 14 1/2% Cumulative Redeemable Preferred Stock (the "14 1/2% Preferred Stock"), at a redemption price of $1,000 per share plus a redemption premium of $48.30 per share.

  The IPO and Related Transactions


    On August 12, 1993, the Company consummated the IPO and certain related transactions. Immediately prior to the consummation of the IPO, the stockholders of EDS (which included certain of the Merrill Lynch Investors and certain of the Management Investors) exchanged their shares of EDS common stock for shares of Class A common stock of the Company. EDS was subsequently merged into the Company with EH II becoming a wholly owned subsidiary of the Company, and the EH II Management Agreement was terminated upon consummation of the IPO. In connection with the IPO the Company also amended its Restated Certificate of Incorporation to effect, among other things, (i) the reclassification of its Class A common stock and Class B common stock into Common Stock at certain specified rates, (ii) a 2-for-3 reverse stock split, (iii) the adoption of certain provisions such as a classified board of directors and the prohibition of stockholder action by written consent, which could make non-negotiated acquisitions of the Company more difficult and (iv) the change of the Company's name from "Jack Eckerd Corporation" to "Eckerd Corporation." The Company used approximately $30.0 million of the net proceeds of the IPO to repay all borrowings outstanding under the EH II Credit Agreement and the balance to repay borrowings under the Old Credit Agreement consisting of Tranche A Term Loans of $27.5 million and Tranche B Term Loans of $8.3 million.


  The 9 1/4% Note Issuance

    On November 2, 1993, the Company consummated the sale (the "9 1/4% Note Issuance") of $200.0 million aggregate principal amount of the 9 1/4% Notes. The net proceeds from the 9 1/4% Note Issuance were used to redeem (i) the remaining $50.0 million aggregate principal amount of the 13% Discount Debentures and (ii) $145.0 million aggregate principal amount of the 11 1/8% Debentures.

    The Refinancing, the IPO and the 9 1/4% Note Issuance are collectively referred to herein as the "1993 Transactions."

THE 1994 TRANSACTIONS

  The Vision Group Sale

    Effective January 30, 1994, the Company sold its operations of Eckerd Optical centers and "Visionworks" retail optical superstores (the "Vision Group Sale"). The Company sold the Vision

Group for an amount in cash and notes approximately equal to the book value of the related assets and no gain or loss was recognized by the Company. The net proceeds from the Vision Group Sale were used to reduce outstanding indebtedness under the Credit Agreement. Sales of the Vision Group were $60.7 million in fiscal 1993, accounting for approximately 1.5% of the Company's sales and 2.2% of the Company's earnings before interest, taxes and extraordinary items.


  The Amendment

    On August 3, 1994, the Company completed an amendment (the "Amendment") to its then existing credit agreement (the "Old Credit Agreement" and, as amended and restated pursuant to the Amendment, the "Credit Agreement"). The Amendment did not provide any additional proceeds to the Company, but it did provide improved pricing and increased operating flexibility with respect to acquisitions, capital expenditures and lease payments, with future reductions in rates if the Company achieves certain indebtedness levels and performance goals.

  The Insta-Care Sale


    On November 15, 1994, the Company consummated the sale of Insta-Care Holdings, Inc. ("Insta-Care") to Pharmacy Corporation of America, a subsidiary of Beverly Enterprises, Inc., for a total consideration of $112.0 million in cash (the "Insta-Care Sale"). Insta-Care provided prescription drugs as well as patient record and consulting services to long-term health care facilities in New England and the Sunbelt. The net proceeds from the Insta-Care Sale, after certain closing adjustments, were approximately $93.3 million. Such net proceeds were used to redeem $50.0 million aggregate principal amount of 11 1/8% Debentures in December 1994 and to repay approximately $43.3 million of Revolving Loan borrowings under the Credit Agreement in November 1994. In fiscal 1994, sales of Insta-Care were approximately $89.0 million and earnings before interest and income taxes were approximately $3.0 million, accounting for approximately 2.0% of the Company's sales and 1.6% of the Company's earnings before interest, taxes and extraordinary items. The Company recognized a gain on the Insta-Care Sale of $49.5 million, net of income taxes of $4.6 million.


    The Vision Group Sale, the Amendment and the Insta-Care Sale are collectively referred to herein as the "1994 Transactions."

                       SELECTED HISTORICAL FINANCIAL DATA

    The following historical selected financial data for the years and periods presented below have been derived from the Company's consolidated financial statements. The historical financial data for the three fiscal years ended January 28, 1995 have been derived from, and should be read in conjunction with, the Company's audited consolidated financial statements and related notes contained in the Annual Report incorporated by reference herein. The historical financial data for the thirteen week periods ended April 29, 1995 and April 30, 1994 have been derived from, and should be read in conjunction with, the unaudited consolidated financial statements of the Company contained in the 10-Q incorporated by reference herein which, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the interim period financial data. The results for the thirteen week period ended April 29, 1995 are not necessarily indicative of the results to be expected for the full year. All information contained in the following tables should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the consolidated financial statements of the Company and related notes contained in the Annual Report and the 10-Q incorporated by reference herein.

                                  THIRTEEN WEEKS ENDED                                 FISCAL YEAR ENDED
                                ------------------------      -------------------------------------------------------------------
                                APRIL 29,     APRIL 30,        JAN. 28,      JAN. 29,      JAN. 30,       FEB. 1,       FEB. 2,
                                   1995         1994             1995          1994          1993          1992          1991
                                ----------   -----------      -----------   -----------   -----------   -----------   -----------

                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
 Sales and other operating
   revenue....................  $1,219,594   $ 1,136,195(1)   $ 4,549,031   $ 4,190,539   $ 3,887,027   $ 3,739,852   $ 3,456,134
 Cost of sales, including
   store occupancy,
   warehousing and delivery
   expense....................     939,488       866,083        3,444,141     3,175,375     2,896,479     2,738,545     2,527,544
                                ----------   -----------      -----------   -----------   -----------   -----------   -----------
 Gross profit(2)..............     280,106       270,112        1,104,890     1,015,164       990,548     1,001,307       928,590
 Operating and administrative
   expense....................     220,591       217,846          924,071       857,980       855,165       854,209       817,263
                                ----------   -----------      -----------   -----------   -----------   -----------   -----------
 Earnings before interest
   expense....................      59,515        52,266          180,819       157,184       135,383       147,098       111,327
 Total interest expense.......      20,356        23,901           93,735       113,215       137,404       143,194       147,309
                                ----------   -----------      -----------   -----------   -----------   -----------   -----------
 Earnings (loss) before income
   taxes and extraordinary
   items......................      39,159        28,365           87,084        43,969        (2,021)        3,904       (35,982)
 Income tax provision.........       8,615         1,420            8,753         2,556         2,864         2,927       --
                                ----------   -----------      -----------   -----------   -----------   -----------   -----------
 Earnings (loss) before
   extraordinary items........      30,544        26,945           78,331        41,413        (4,885)          977       (35,982)
 Extraordinary item--early
   retirement of debt and
   preferred stock, net of tax
   benefit....................      --           --               (30,523)      (44,354)      --            --            --
 Extraordinary item--tax
   effect of utilization of
   net operating loss
   carryforward...............      --           --               --            --                762         1,680       --
                                ----------   -----------      -----------   -----------   -----------   -----------   -----------
 Net earnings (loss) for the
   period(3)..................  $   30,544   $    26,945      $    47,808   $    (2,941)  $    (4,123)  $     2,657   $   (35,982)
                                ----------   -----------      -----------   -----------   -----------   -----------   -----------
                                ----------   -----------      -----------   -----------   -----------   -----------   -----------
 Net earnings (loss) available
   to common shares(3)........  $   30,544   $    26,945      $    47,808   $    (7,865)  $   (14,938)  $    (8,166)  $   (46,848)
 Earnings (loss) before
   extraordinary items per
   common share(4)............  $      .93   $       .84      $      2.41   $      1.24   $     (0.59)  $     (0.38)  $     (1.97)
 Net earnings (loss) per
   common share(3)(4).........  $      .93   $       .84      $      1.47   $     (0.27)  $     (0.56)  $     (0.32)  $     (1.97)
 Weighted average common
   shares outstanding.........  32,813,133    32,224,128       32,431,719    29,392,805    26,573,902    25,677,103    23,793,496
OTHER OPERATING DATA:
 EBITDA(5)....................  $   79,052   $    70,544      $   258,613   $   242,844   $   229,217   $   248,677   $   235,687
 EBITDA Margin(6).............        6.5%          6.2%             5.7%          5.8%          5.9%          6.6%          6.8%
 LIFO charge(7)...............  $    2,879   $     2,493      $    10,750   $     8,500   $    15,000   $    21,000   $    23,000
 Depreciation.................      11,758        10,251           45,842        50,041        53,753        49,554        47,835
 Amortization of intangibles
   and expenses related to
   Acquisition and other(8)...       7,779         8,027           31,952        35,619        40,081        52,025        77,925
 Capital expenditures.........      15,694        10,047           57,246        39,327        51,389        49,410        73,243


                                  THIRTEEN WEEKS ENDED                                 FISCAL YEAR ENDED
                                ------------------------      -------------------------------------------------------------------
                                APRIL 29,     APRIL 30,        JAN. 28,      JAN. 29,      JAN. 30,       FEB. 1,       FEB. 2,
                                   1995         1994             1995          1994          1993          1992          1991
                                ----------   -----------      -----------   -----------   -----------   -----------   -----------
                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SQUARE FOOT DATA)
DRUG STORE DATA:
 Drug stores open at end of
   period.....................       1,727         1,709            1,735         1,718         1,696         1,675         1,673
 Comparable drug store sales
   growth.....................        8.8%          7.4%             8.1%          6.1%          3.1%          5.7%          6.9%
 Average sales per drug
   store......................  $      701   $       646      $     2,561   $     2,365   $     2,222   $     2,142   $     2,036
 Average sales per selling
   floor square foot..........          90            82              325           302           283           272           258
 Prescription sales as a
   percentage of drug store
   sales and other
   operating revenue..........       53.1%         49.9%            50.8%         48.3%         45.4%         44.0%         42.6%
 Prescription and
   over-the-counter sales as a
   percentage of drug store
   sales and other operating
   revenue....................       64.1%         61.2%            61.1%         59.0%         55.9%         54.7%         52.8%
 Third-party prescription
   sales as a percentage of
   prescription sales.........       68.9%         62.6%            64.6%         58.0%         49.6%         43.1%         36.0%



                                                                              AS OF
                                    -----------------------------------------------------------------------------------------
                                          APRIL 29, 1995
                                    --------------------------

                                     ACTUAL     AS ADJUSTED(9)   JAN. 28, 1995   JAN. 29, 1994   JAN. 30, 1993   FEB. 1, 1992
                                    ---------   --------------   -------------   -------------   -------------   ------------
BALANCE SHEET DATA:
 Working capital..................  $ 340,527     $  366,188       $ 280,289       $ 306,588       $ 367,027      $  328,617
 Total Assets.....................  1,346,706      1,420,537       1,342,347       1,420,137       1,418,922       1,412,249
 Long-term debt (including current
   installments)..................    808,449        809,731         787,013         954,891       1,048,222       1,023,106
 Preferred stock..................     --            --              --              --               75,000          75,000
 Stockholders' deficit............    (91,906)       (17,696)       (122,742)       (179,022)       (243,291)       (228,353)



                                    FEB. 2, 1991
                                    ------------
BALANCE SHEET DATA:
 Working capital..................   $  347,775
 Total Assets.....................    1,443,167
 Long-term debt (including current
installments).....................    1,084,088
 Preferred stock..................       75,000
 Stockholders' deficit............     (220,187)


- ------------

(1) Reflects reclassification of sales to employees in the thirteen weeks ended April 30, 1994 to conform to fiscal 1995 financial statement presentation. Fiscal 1994, 1993, 1992, 1991 and 1990 have not been reclassified.

(2) Gross profit represents sales and other operating revenue less cost of sales, including store occupancy, warehousing and delivery expense.

(3) Reflects extraordinary item of $762 in fiscal 1992 and $1,680 in fiscal 1991 relating to the tax effect of utilization of net operating loss carryforwards and extraordinary loss net of taxes of $44,354 in fiscal 1993 relating to the early retirement of indebtedness and preferred stock and $30,523 in fiscal 1994 relating to the early retirement of indebtedness.

(4) Reflects payment of preferred stock dividends of $0 in fiscal 1994, $4,924 in fiscal 1993, $10,815 in fiscal 1992, $10,823 in fiscal 1991 and $10,866 in fiscal 1990.

(5) EBITDA means earnings before interest, taxes, depreciation, amortization of intangibles and expenses related to the Acquisition and other, and, for fiscal 1990, the reversal of the inventory valuation reserve established in fiscal 1986 in connection with the Acquisition. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--General--Impact of Non-Cash and Non-Recurring Charges." The Company believes that EBITDA is an important measure of its operating results because of the significant amount of charges resulting from the Acquisition and other transactions which are non-cash and/or non-recurring. However, EBITDA should not be considered in isolation or as a substitute for net earnings and other statement of operations data prepared in accordance with generally accepted accounting principles as a measure of the Company's profitability or liquidity.

(6) EBITDA Margin means EBITDA as a percentage of sales and other operating revenue.

(7) LIFO charge for fiscal 1990 is before the reversal of the inventory valuation reserve established in fiscal 1986 in connection with the Acquisition.

(8) Includes amortization of assets written up as a result of the Acquisition, including goodwill, and charges due to certain performance-related management compensation programs.


(9) The as adjusted balance sheet data reflect the use of the net proceeds from the Offering and approximately $73,760 of additional Revolving Loan borrowings under the Credit Agreement as set forth in "Use of Proceeds" and the redemption on May 12, 1995 of $16,640 aggregate principal amount of 11 1/8% Debentures ($15,530 accreted value) with Revolving Loan borrowings of $16,640. See "Capitalization."

                            PRO FORMA FINANCIAL DATA

    The following unaudited pro forma financial data of the Company are based on the historical consolidated financial statements of the Company contained in the Annual Report and 10-Q incorporated by reference herein, adjusted to give effect to the Insta-Care Sale and the use of the net proceeds therefrom. The unaudited pro forma statement of operations data for the fiscal year ended January 28, 1995 and the thirteen weeks ended April 29, 1995 give effect to the Insta-Care Sale and the use of the net proceeds therefrom as if such transactions had occurred as of the beginning of the periods presented and for the fiscal year ended January 28, 1995 also reflect the reversal of the gain on the Insta-Care Sale and the charge for future store closings. The adjustments relating to the Insta-Care Sale and the future store closings are described in the accompanying footnotes. The pro forma adjustments are based upon available information and certain assumptions that management of the Company believes are reasonable. The pro forma financial data do not purport to represent what the Company's results of operations would actually have been if the Insta-Care Sale and the use of proceeds therefrom in fact had occurred at the beginning of the period presented, or to project the Company's results of operations for any future period. The pro forma financial data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the historical consolidated financial statements of the Company and related notes contained in the Annual Report and the 10-Q incorporated by reference herein.

                                  THIRTEEN
                                WEEKS ENDED               THIRTEEN WEEKS ENDED
                               APRIL 29, 1995                APRIL 30, 1994                   FISCAL YEAR ENDED JANUARY 28, 1995
                               --------------   ----------------------------------------   ----------------------------------------
                                                                ADJUST-                                    ADJUST-
                                   ACTUAL         ACTUAL         MENTS        PRO FORMA      ACTUAL         MENTS        PRO FORMA
                               --------------   ----------      --------      ----------   ----------      --------      ----------

                                                             (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
 Sales and other
   operating revenue.........    $1,219,594     $1,136,195(1)   $(27,556)(2)  $1,108,639   $4,549,031(1)   $(88,663)(2)  $4,406,243
                                                                                                            (54,125)(3)
                               --------------   ----------      --------      ----------   ----------      --------      ----------
 Costs and expenses:
   Cost of sales, including
     store occupancy,
     warehousing and delivery
     expense.................       939,488        866,083       (18,639)(2)     847,444    3,444,141       (58,766)(2)   3,385,375
   Operating and
     administrative
     expenses................       220,591        217,846        (7,436)(2)     210,410      924,071       (25,830)(2)     849,253
                                                                                                            (48,988)(4)
                               --------------   ----------      --------      ----------   ----------      --------      ----------
 Earnings before interest
   expense...................        59,515         52,266        (1,481)         50,785      180,819        (9,204)        171,615
 Interest expense:
   Interest expense, net.....        19,817         22,212        (2,025)(5)      20,187       87,838        (6,347)(5)      81,491
   Amortization of original
     issue discount and
     deferred debt expense...           539          1,689          (106)(6)       1,583        5,897          (401)(6)       5,496
                               --------------   ----------      --------      ----------   ----------      --------      ----------
   Total interest expense....        20,356         23,901        (2,131)         21,770       93,735        (6,748)         86,987
                               --------------   ----------      --------      ----------   ----------      --------      ----------
   Earnings (loss) before
     income taxes and
     extraordinary item......        39,159         28,365           650          29,015       87,084        (2,456)         84,628
 Income tax provision........         8,615          1,420            31           1,451        8,753           135           4,233
                                                                                                             (4,655)(7)
                               --------------   ----------      --------      ----------   ----------      --------      ----------
   Earnings (loss) before
     extraordinary item......        30,544         26,945           619          27,564       78,331         2,064          80,395
   Extraordinary item--early
     retirement of debt and
     preferred stock.........       --              --             --             --          (30,523)        --            (30,523)
                               --------------   ----------      --------      ----------   ----------      --------      ----------
   Net earnings (loss) for
     the period..............    $   30,544     $   26,945      $    619      $   27,564   $   47,808      $  2,064      $   49,872
                               --------------   ----------      --------      ----------   ----------      --------      ----------
                               --------------   ----------      --------      ----------   ----------      --------      ----------
   Net earnings (loss)
     available to common
     shares..................    $   30,544     $   26,945         --         $   27,564   $   47,808         --         $   49,872
   Earnings (loss) before
     extraordinary items per
     common share............    $      .93     $      .84         --         $      .86   $     2.41         --         $     2.48
   Net earnings (loss) per
     common share............    $      .93     $      .84         --         $      .86   $     1.47         --         $     1.54
   Weighted average common
     shares outstanding......        32,813         32,224         --             32,224       32,432         --             32,432

                                                   (Footnotes on following page)

(Footnotes for preceding page)

- ------------

(1) Reflects an additional $9,389 for the thirteen weeks ended April 30, 1994 in connection with the reclassification of sales to employees to conform to fiscal 1995 financial statement presentation. Fiscal 1994 has not been reclassified.

(2) Reflects exclusion of Insta-Care operations.

(3) Reflects reversal of $54,125 gain on the Insta-Care Sale.

(4) Reflects reversal of $48,988 charge for future store closings. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

(5) Reflects the redemption of $50,000 aggregate principal amount of 11 1/8% Debentures and repayment of Revolving Loan borrowings under the Credit Agreement of $43,300 from the net proceeds from the Insta-Care Sale, net of income taxes of $4,655 paid from the gain on the Insta-Care Sale and the corresponding reduction in interest expense.

(6) Reflects the reversal of original issue discount and deferred debt expenses related to the redemption of $50,000 of 11 1/8% Debentures.

(7) Reflects reversal of $4,655 of income taxes related to the gain on the Insta-Care Sale.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS
                     OF OPERATIONS AND FINANCIAL CONDITION

GENERAL

    The Company's primary source of revenues is the operation of Eckerd Drug stores, including Eckerd Express Photo centers. Until they were sold effective January 30, 1994 and November 15, 1994, respectively, the Company also derived revenues from the operations of Vision Group and Insta-Care, which together represented approximately 4.0% of the Company's sales and other operating revenue in fiscal 1993. See "The Company--The 1994 Transactions." The following discussion is based upon the Company's consolidated financial statements.

  Impact of Non-Cash and Non-Recurring Charges

    As a result of the Acquisition, the Company incurred a significant amount of charges which are non-cash and/or non-recurring. Therefore, the Company believes that earnings before interest and taxes after adding back such non-cash and non-recurring Acquisition related charges (together with other non-cash charges unrelated to the Acquisition) is an important measure of its operating results. The following table sets forth the Company's operating results excluding such non-cash and non-recurring charges.


                                      THIRTEEN WEEKS ENDED
                                                                               FISCAL YEAR ENDED
                                      ---------------------   ----------------------------------------------------
                                      APRIL 29,   APRIL 30,   JAN. 28,   JAN. 29,   JAN. 30,   FEB. 1,    FEB. 2,
                                        1995        1994        1995       1994       1993       1992       1991
                                      ---------   ---------   --------   --------   --------   --------   --------

                                                                     (IN THOUSANDS)
Earnings before interest, taxes and
  extraordinary items...............   $ 59,515    $ 52,266   $180,819   $157,184   $135,383   $147,098   $111,327
Depreciation........................     11,758      10,251     45,842     50,041     53,753     49,554     47,835
Amortization of asset write-ups,
  including goodwill................      7,779       8,027     31,952     35,055     38,593     46,255     56,800
Charges due to performance related
  programs..........................     --          --          --         --         1,075      4,196     20,252
Reversal of inventory valuation
  reserve...........................     --          --          --         --         --         --        (1,400)
Other amortization..................     --          --          --           564        413      1,574        873
                                      ---------   ---------   --------   --------   --------   --------   --------
EBITDA..............................   $ 79,052    $ 70,544   $258,613   $242,844   $229,217   $248,677   $235,687
                                      ---------   ---------   --------   --------   --------   --------   --------
                                      ---------   ---------   --------   --------   --------   --------   --------


    Depreciation includes normal depreciation of the Company's plant and equipment over the useful lives of such assets. Other amortization includes the write-off of certain deferred pre-opening costs for the Company's Visionworks Stores, which were sold pursuant to the Vision Group Sale. The non-cash and non-recurring Acquisition related charges are discussed in more detail below.

    Amortization of Asset Write-ups, Including Goodwill. As a result of the Acquisition, the Company wrote up the carrying value of its assets by approximately $707.5 million as of April 30, 1986 in accordance with the purchase price method of accounting. The write-up was allocated to favorable lease interests ($504.3 million), prescription files ($107.0 million), inventories ($61.7 million) and the excess of cost over net assets acquired, or goodwill ($34.5 million). Since April 30, 1986, these assets have been amortized or written off as follows:

FISCAL YEAR                                          AMOUNT
- -----------------------------------------------   -------------
                                                  (IN MILLIONS)
  1986.........................................      $ 108.4
  1987.........................................        143.1
  1988.........................................         50.8
  1989.........................................         46.1
  1990.........................................         56.8
  1991.........................................         46.3
  1992.........................................         38.6
  1993.........................................         35.1
  1994.........................................         32.0
                                                  -------------
                                                     $ 557.2
                                                  -------------
                                                  -------------

Most of such amortization is fully tax deductible. Amortization is expected to be approximately $30.0 million in fiscal 1995.

  Tax Net Operating Loss Carryforwards

    As of January 28, 1995, the Company estimates that it had NOL carryforwards of approximately $218.0 million for U.S. federal income tax purposes. These NOL carryforwards may be utilized to reduce the Company's federal income tax obligations in future periods and, if not so utilized, will expire in fiscal years 2002 to 2008. See the discussion of the Company's tax NOL carryforwards in "--Tax Net Operating Loss Carryforwards" below. In addition, the Company may be subject to the federal alternative minimum tax ("AMT"), which is equal to 20% of the Company's "alternative minimum taxable income" ("AMTI"), i.e., its regular taxable income adjusted for certain preference items. As the Company generally may utilize its NOL carryforwards (as adjusted for AMT purposes) to offset up to 90% of its AMTI, the Company generally will be subject to the AMT at an effective rate of approximately 2% of its AMTI. After the Company utilizes all of its NOL carryforwards, its effective tax rate will increase. Any AMT paid may be used as a credit against the Company's regular federal income tax liability in future taxable years.

  Cost Reduction Program

    In May 1992, the Company implemented a cost reduction program which, during the last three fiscal years, has eliminated operating expenses of over $80.0 million. The Company continues to actively evaluate and pursue additional cost savings which can be obtained without affecting the Company's customer service, quality or sales growth potential. There can be no assurance, however, that any additional cost reductions will be realized. See "Business--Business Strategy--Cost Reduction Program."

  Competitive Pricing

    In May 1992, the Company commenced a program in certain selected markets involving lowering prices on prescription drugs sold to non third-party customers in order to enhance its market share and long term competitive position. Such program was implemented in all of the Company's markets by November 1992. Prescription sales to non third-party customers represented 35.4% of the Company's fiscal 1994 prescription sales and 31.1% in the first quarter of fiscal 1995. Although the program has resulted in lower gross margins, as expected, the Company believes that it has also had the intended effect of stimulating additional business. There can be no assurance, however, that additional sales increases will be realized from the competitive pricing program.

    The Company believes that its reduced prescription prices, together with the overall value provided by the high level of customer service and convenience offered by its drug stores, have enabled the Company to more aggressively compete with other drug stores and have enhanced its competitive position with other shopping formats. See "Business--Business Strategy--Competitive Pricing."

  Non-Recurring Adjustments

    The Company's financial results for fiscal 1994 reflect non-recurring adjustments in connection with the Amendment, as well as the early repayment of debt with a portion of the net proceeds from the Insta-Care Sale, of $28.0 million ($26.6 million on an after-tax basis) and $4.1 million ($3.9 million on an after-tax basis), respectively, which consisted of the write-off of deferred debt expenses and original issue discount ("OID"). In addition, the fiscal 1994 financial results also include non-recurring adjustments of $49.5 million (net of income taxes of $4.6 million) for the gain on the Insta-Care Sale and $49.0 million for the charge for future store closings.

    The Company's financial results will reflect a non-recurring adjustment in connection with the early repayment of debt which reflects the write-off of OID and deferred debt expense of $1.31 million ($1.02 million on an after-tax basis) for the second quarter of fiscal 1995 related to the redemption on May 12, 1995 of 11 1/8% Debentures and $6.24 million ($4.87 million on an after-tax basis) for the third quarter of fiscal 1995 related to the redemption of the balance of the 11 1/8% Debentures which will occur upon completion of the Offering.

RESULTS OF OPERATIONS

    The following table sets forth certain condensed consolidated statements of operations data of the Company in dollars and as a percentage of sales and other operating revenue for the periods indicated. The data for the thirteen weeks ended April 29, 1995 and for fiscal 1992 are presented on a historical basis, the data for the thirteen weeks ended April 30, 1994 and for fiscal 1994 are presented on an adjusted basis and the data for fiscal 1993 are presented on both an adjusted basis and a historical basis. The data for the thirteen weeks ended April 30, 1994 are adjusted to give pro forma effect to the Insta-Care Sale and the use of proceeds therefrom and reflect the reclassification of sales to employees to conform to fiscal 1995 financial statement presentation. The fiscal 1994 data are adjusted to exclude a pre-tax gain of $54.1 million (before income taxes of $4.6 million) from the Insta-Care Sale and also to exclude a reserve of $49.0 million for future store closings. The fiscal 1993 adjusted data exclude the operations of Vision Group for the full fiscal year because it was sold effective January 30, 1994, and exclude the operations of Insta-Care from November 16, 1993 through January 29, 1994 because it was sold effective November 15, 1994.

                            THIRTEEN WEEKS ENDED                                     FISCAL YEARS ENDED
                    -------------------------------------   ---------------------------------------------------------------------
                                                                                                                         JANUARY
                                                               JANUARY 28,         JANUARY 29,         JANUARY 29,         30,
                     APRIL 29, 1995      APRIL 30, 1994           1995                1994                1994            1993
                    -----------------   -----------------   -----------------   -----------------   -----------------   ---------

                       HISTORICAL           ADJUSTED            ADJUSTED            ADJUSTED           HISTORICAL       HISTORICAL
                                                               (DOLLARS IN THOUSANDS)
                        $         %         $         %         $         %         $         %         $         %         $
                    ---------   -----   ---------   -----   ---------   -----   ---------   -----   ---------   -----   ---------
Sales and other
 operating
 revenue............ 1,219,594  100.0   1,108,639   100.0   4,494,906   100.0   4,108,683   100.0   4,190,539   100.0   3,887,027
Cost of sales and
 related expenses...   939,488   77.0     847,444    76.4   3,444,141    76.6   3,123,899    76.0   3,175,375    75.8   2,896,479
Gross profit........   280,106   23.0     261,195    23.6   1,050,765    23.4     984,784    24.0   1,015,164    24.2     990,548
Operating and
 administrative
 expenses...........   220,591   18.1     210,410    19.0     875,083    19.5     829,654    20.2     857,980    20.5     855,165
Operating and
 administrative
 expenses, excluding
 amortization of
 asset write-ups
 resulting from the
 Acquisition and
 related expenses...   212,812   17.4     202,464    18.3     843,131    18.8     794,267    19.3     822,361    19.6     816,159
Earnings before
 interest and
 taxes..............    59,515    4.9      50,785     4.6     175,682     3.9     155,130     3.8     157,184     3.8     135,383
Total interest
 expense............    20,356    1.7      21,770     2.0      93,735     2.1     113,215     2.8     113,215     2.7     137,404
Earnings (loss)
 before income taxes
 and extraordinary
 item................    39,159    3.2      29,015     2.6      81,947     1.8      41,915     1.0      43,969     1.0      (2,021)
Net earnings
 (loss).............    30,544    2.5      27,564     2.5      47,326     1.1      (4,995)    (.1)     (2,941)    (.1)     (4,123)
                    ---------   -----   ---------   -----   ---------   -----   ---------   -----   ---------   -----   ---------
                    ---------   -----   ---------   -----   ---------   -----   ---------   -----   ---------   -----   ---------
EBITDA..............    79,052    6.5      68,646     6.2     253,476     5.6     237,512     5.8     242,844     5.8     229,217


                    <C

                        %
                      -----
                    <C
Sales and other
 operating
 revenue............  100.0
Cost of sales and
 related expenses...   74.5
Gross profit........   25.5
Operating and
 administrative
 expenses...........   22.0
Operating and
 administrative
 expenses, excluding
 amortization of
 asset write-ups
 resulting from the
 Acquisition and
 related expenses...   21.0
Earnings before
 interest and
 taxes..............    3.5
Total interest
 expense............    3.5
Earnings (loss)
 before income taxes
 and extraordinary
 item...............    (.1)
Net earnings
 (loss).............    (.1)
                      -----
                      -----
EBITDA..............    5.9

    The following management's discussion and analysis is based on the historical and as adjusted statements of operation data set forth in the above table.

Thirteen Weeks Ended April 29, 1995 (historical) compared with Thirteen Weeks Ended
April 30, 1994 (adjusted)


    The Company's sales and other operating revenue for the first quarter of fiscal 1995 were $1,219.6 million, a 10.0% increase over the first quarter of fiscal 1994. Comparable drug store sales (stores open for one year or more) increased 8.8% for the first quarter of fiscal 1995, compared to a 7.4% increase for the first quarter of fiscal 1994. Sales benefited from significant increases in prescription sales as well as by increases in front end sales from strong Valentine and Easter selling seasons. Prescription sales for the first quarter of fiscal 1995 were $647.7 million, a 17.0% increase over the first quarter of fiscal 1994. In addition, front end sales increased to $569.5 million, a 3.1% increase over the first quarter of fiscal 1994. Front end sales in the first quarter of fiscal 1995 were positively affected primarily by increased sales of non-prescription items in the health, greeting card, convenience food and photofinishing categories.



    Prescription sales as a percentage of drug store sales and other operating revenue was approximately 53.1% for the first quarter of fiscal 1995 as compared with approximately 49.9% for the first quarter of fiscal 1994. The growth in prescription sales for the first quarter was primarily the result of increased third-party prescription sales and the Company's competitive cash pricing strategy. These strong sales were aided by a more severe cough, cold and flu season compared to the first quarter of fiscal 1994. Third-party prescription sales increased to approximately 68.9% of the Company's prescription sales for the first quarter of fiscal 1995 from approximately 62.6% in the first quarter of fiscal 1994. The Company expects prescription sales to third-party payors, in terms of both dollar volume and as a percentage of total prescription sales, to continue to increase in fiscal
1995 and for the foreseeable future. Third-party payors typically negotiate lower prescription prices than those on non third-party prescriptions, resulting in decreasing gross profit margins on the Company's prescription sales. However, contracts with third-party payors generally increase the volume of prescription sales and gross profit dollars. See "Business--The
Drug Store Industry."


    Cost of sales and related expenses for the first quarter of fiscal 1995 were $939.5 million, a 10.9% increase over the first quarter of fiscal 1994. As a percentage of sales, cost of sales and related expenses were 77.0% compared to 76.4% for the first quarter of fiscal 1995 and 1994, respectively. The increase in cost of sales and related expenses as a percentage of sales resulted primarily from the continued increase in third-party prescription sales with typically lower gross profit margins than non third-party prescription sales. The LIFO charge was $2.9 million compared to $2.5 million for the first quarter of fiscal 1995 and 1994, respectively.

    Operating and administrative expenses for the first quarter of fiscal 1995 were $220.6 million, a 4.8% increase over the first quarter of fiscal 1994. As a percentage of sales, operating and administrative expenses decreased to 18.1% for the first quarter of fiscal 1995 from 19.0% for the first quarter of fiscal 1994. The decrease in operating and administrative expenses as a percentage of sales resulted primarily from operating efficiencies related to higher sales, and cost controls which helped produce lower costs as a percentage of sales in such expense categories as payroll, advertising and insurance. Additionally, non-cash tax deductible amortization of intangibles included in operating and administrative expenses for the first quarters of fiscal 1995 and 1994 were $7.8 million and $8.0 million, respectively, a decrease of 2.5%.

    As a result of the above, earnings before interest expense and taxes increased 17.2% to $59.5 million, or 4.9% of sales, as compared to 4.6% of sales for the same period of the prior year.

    Total interest expense was $20.4 million for the first quarter of fiscal 1995, a decrease of 6.5% from the first quarter of fiscal 1994. The decrease was due primarily to lower average borrowings in the first quarter of fiscal 1995 compared to the first quarter of fiscal 1994. The average interest rate on borrowings in the first quarters of fiscal 1995 and 1994 were substantially the same.

    Income taxes for the first quarters of fiscal 1995 and 1994 were $8.6 million and $1.5 million, respectively. The effective income tax rate of 22% in the first quarter of fiscal 1995 was higher than in the first quarter of fiscal 1994 (5%). Income taxes represent alternative minimum and state income taxes for the Company and reflect the utilization of net operating loss carryforwards.

    As a result of the foregoing factors, the Company had net earnings for the first quarter of fiscal 1995 of $30.5 million, compared to $27.6 million for the first quarter of fiscal 1994, an increase of $2.9 million or 10.8%.

  Fiscal Year 1994 (adjusted) compared with Fiscal Year 1993 (adjusted)


    The Company's sales and other operating revenue for fiscal 1994 were $4.5 billion, a 9.4% increase over fiscal 1993. Comparable drug store sales (stores open for one year or more) increased 8.1% during fiscal 1994 compared to a 6.1% increase in fiscal 1993. Sales benefited from significant increases in drug store prescription sales and increases in front end sales. For fiscal 1994, prescription sales were $2.2 billion, a 15.2% increase over fiscal 1993. In addition, drug store front end sales increased to $2.2 billion, a 4.2% increase over fiscal 1993.



    Prescription sales as a percentage of drug store sales and other operating revenue was 50.8% for fiscal 1994 compared with 48.3% for fiscal 1993. The growth in prescription sales was primarily the result of increased third-party prescription sales and the Company's competitive cash pricing strategy. These sales were strong despite a lower incidence of cough and cold/flu virus during the first and fourth quarters of fiscal 1994 compared to fiscal 1993. Third-party prescription sales represented 64.6% and 58.0% of the Company's prescription sales in fiscal 1994 and 1993, respectively.


    Cost of sales and related expenses in fiscal 1994 were $3.4 billion, a 10.2% increase over fiscal 1993. As a percentage of sales, cost of sales and related expenses were 76.6% and 76.0% for fiscal 1994 and 1993, respectively. The increase in cost of sales and related expenses as a percentage of sales resulted primarily from the continued increase in third-party prescription sales with typically lower gross profit margins than non third-party prescription sales. The LIFO charge was $10.8 million in fiscal 1994 compared to $8.5 million in fiscal 1993.

    Operating and administrative expenses in fiscal 1994 were $875.1 million, a 5.5% increase over fiscal 1993. As a percentage of sales, operating and administrative expenses were reduced to 19.5% for fiscal 1994 from 20.2% for fiscal 1993. The decrease in operating and administrative expenses in fiscal 1994 as a percentage of sales resulted primarily from the economies of scale related to the higher sales, and cost controls which helped produce lower costs as a percentage of sales in such expense categories as payroll, insurance and supplies. Additionally, non-cash tax deductible amortization of intangibles included in operating and administrative expenses for fiscal 1994 and 1993 were $31.9 million and $35.4 million, respectively, a decrease of 9.9%.

    In the fourth quarter of fiscal 1994, the Company decided to accelerate the closing of approximately 90 geographically dispersed, under-performing stores over the following twelve to eighteen months, and established a $49.0 million reserve for future store closings. These closings are in addition to the relatively small number of stores the Company closes in the normal course of business. The $49.0 million reserve includes approximately $27.0 million for lease settlements and obligations, approximately $4.0 million for severance and other expenses directly related to the store closings, and approximately $18.0 million for the write-off of impaired assets which include inventory liquidation and the write-off of intangible and fixed assets.

    As a result of the above, earnings before interest expense and income taxes increased 13.2% to $175.7 million, or 3.9% of sales, as compared to 3.8% of sales for the same period of the prior year.

    Total interest expense was $93.7 million in fiscal 1994, a decrease of 17.2% from fiscal 1993. The decrease was due primarily to the lower cost of debt to the Company resulting from the 1993 Transactions and the Amendment which provided improved pricing. In addition, the decrease in interest expense was due to lower average borrowings in fiscal 1994, due primarily to repayments of borrowings from net proceeds from the sale of Vision Group and Insta-Care operations, partially offset by the numerous marketplace interest rate increases during fiscal 1994. Amortization of original issue discount and deferred debt expenses decreased to $5.9 million in fiscal 1994 from $7.2 million in fiscal 1993 resulting from the refinancing and early retirement of certain debt issues in fiscal 1994 and 1993.

    Income tax expense was $4.1 million and $2.6 million in fiscal 1994 and 1993, respectively. Income tax expense in both fiscal years represents alternative minimum tax and state income taxes for the Company, and reflects the utilization of net operating loss carryforwards.

    As a result of the foregoing factors, the Company had earnings on an adjusted basis before extraordinary items of $77.8 million in fiscal 1994 compared to $39.4 million in fiscal 1993, an increase of $38.4 million or 97.5% and net income of $47.3 million in fiscal 1994 compared to a net loss of $5.0 million in fiscal 1993, a $52.3 million increase.

    The Company had extraordinary items of $30.5 million (net of tax benefit of $1.6 million) and $44.4 million (net of tax benefit of $0.9 million) in fiscal 1994 and 1993, respectively. The extraordinary item in fiscal 1994 is primarily from the write-off of deferred costs related to the Amendment of the Credit Agreement, as well as from the early retirement of $50.0 million of the 11 1/8% Debentures. The extraordinary item in fiscal 1993 is primarily from the write-off of deferred costs from the early retirement of a portion of the 11 1/8% Debentures, all of the 13% Discount Debentures and the redemption of the 14 1/2% Preferred Stock.

  Fiscal Year 1993 (historical) compared with Fiscal Year 1992 (historical)

    The Company's competitive pricing and cost reduction programs were both largely reflected in fiscal 1993. The Company's sales and other operating revenue for fiscal 1993 were $4.191 billion, a 7.8% increase over fiscal 1992. Comparable drug store sales increased 6.1% during fiscal 1993 compared to a 3.1% increase in fiscal 1992. The increase in sales and other operating revenue was due primarily to a $245 million increase in sales of prescription drugs.


    Prescription sales as a percentage of drug store sales and other operating revenue was approximately 48.3% for fiscal 1993 as compared with approximately 45.4% for fiscal 1992. The growth in prescription sales was primarily the result of increased third-party prescription sales, the Company's competitive pricing program and a high incidence of cough and cold/flu virus during the first and fourth quarters of fiscal 1993. Third-party prescription sales represented approximately 58.0% and 49.6% of the Company's prescription sales in fiscal 1993 and 1992, respectively.


    The increase in comparable drug store sales was due primarily to the increase in sales of prescription drugs resulting from sales related to new third-party prescription plan contracts, the Company's competitive pricing program, and a high incidence of cough and cold/flu virus during the first and fourth quarters of fiscal 1993. In addition, comparable drug store sales growth was positively affected by increased sales of non-prescription items in the health and beauty, greeting card, convenience food and photofinishing categories resulting from increased marketing emphasis and shelf space for these categories, as well as increased sales of over-the-counter drugs because of the high incidence of cough and cold/flu virus during the first and fourth quarters of fiscal 1993. Total sales growth was positively affected by the growth in comparable drug store sales, as well as the inclusion of 34 drug stores acquired during the second half of fiscal 1992 and 19 drug stores acquired in the fourth quarter of fiscal 1993.

    Cost of sales and related expenses in fiscal 1993 were $3.175 billion, a 9.6% increase over fiscal 1992. As a percentage of sales, cost of sales and related expenses were 75.8% and 74.5% for fiscal 1993 and 1992, respectively. The competitive pricing strategy for non third-party prescription sales and the continued increase in third-party prescription sales, which typically have lower gross profit margins than non third-party prescription sales, partially offset by a lower LIFO charge of $8.5 million ($15.0 million in fiscal 1992), were the primary reasons for the increase in cost of sales and related expenses as a percentage of sales in fiscal 1993.

    Operating and administrative expenses in fiscal 1993 were $858.0 million, a 0.3% increase over fiscal 1992. As a percentage of sales, operating and administrative expenses were reduced to 20.5% in fiscal 1993 from 22.0% for fiscal 1992 as a result of the higher sales in fiscal 1993 and lower costs as a percentage of sales in such expense categories as payroll, advertising, insurance and supplies as a result of the cost reduction program initiated in the second half of fiscal 1992. The implementation of the cost reduction program eliminated operating expenses of approximately $70.0 million in fiscal 1993, and the Company estimates that $10.0 million of such savings was recognized in fiscal 1992. Non-cash, tax deductible amortization of intangibles included in operating and administrative expenses in fiscal 1993 and 1992 were $35.6 million and $39.0 million, respectively, a decrease of 8.7%.

    As a result of the above, earnings before interest expense and income taxes increased 16.1% to $157.2 million, or 3.8% of sales, as compared to 3.5% of sales for the same period of the prior year.

    Total interest expense was $113.2 million in fiscal 1993, a decrease of 17.6% from fiscal 1992. The decrease was due primarily to lower interest rates in the marketplace and lower cost of debt for the Company after the Refinancing and the 9 1/4% Note Issuance and the consummation of the IPO on August 12, 1993.

    The income tax provision for fiscal 1993 and 1992 was $2.6 million and $2.9 million, respectively. The income tax provision for fiscal 1993 and 1992 represents alternative minimum tax and state income taxes.

    As a result of the foregoing factors, the Company had earnings before extraordinary items in fiscal 1993 of $41.4 million, compared with a loss of $4.9 million in fiscal 1992, and a net loss in fiscal 1993 of $2.9 million compared with a net loss of $4.1 million in fiscal 1992.

    The Company had an extraordinary item of $44.4 million (net of an income tax benefit of $0.9 million) in fiscal 1993, which was recognized as a result of the early retirement of existing indebtedness and the redemption of the Company's 14 1/2% preferred stock in connection with the Refinancing, the IPO and the 9 1/4%
Note Issuance. In fiscal 1992, the Company had an extraordinary item of $0.8 million which represented the tax effect of the utilization of the Company's net operating loss carryforward.

Quarterly Results and Seasonality

    The Company's sales and profits are higher during peak holiday periods and from Christmas through Easter in selected geographic areas. Sales of health-related products peak during seasonal outbreaks of cough and cold/flu virus, typically during the winter and spring. Accordingly, sales and profits are typically highest in the fourth quarter followed by the first quarter.

    The following table sets forth certain unaudited quarterly operating data for each of fiscal 1994 and 1993 and for the first quarter of fiscal 1995. The data presented include all adjustments, consisting only of normal recurring adjustments, that management considers necessary for a fair presentation of the data shown:

                                                                    (IN THOUSANDS)
                                           FISCAL 1995
                                           -----------

                                              FIRST
                                             QUARTER
                                           -----------
Sales and other operating revenue........  $ 1,219,594
Gross profit.............................      280,106
Net earnings (loss)......................       30,544
EBITDA...................................       79,052

                                                                      FISCAL 1994
                                           -----------------------------------------------------------------
                                              FIRST          SECOND       THIRD        FOURTH
                                             QUARTER        QUARTER      QUARTER      QUARTER       TOTAL
                                           -----------     ----------   ----------   ----------   ----------
Sales and other operating revenue........  $ 1,126,806(1)  $1,057,924   $1,061,704   $1,302,597   $4,549,031
Gross profit.............................      270,112        246,609      239,523      348,646    1,104,890
Net earnings (loss)......................       26,945          6,021      (26,015)      40,857       47,808
EBITDA...................................       70,544         49,795       44,147       94,127      258,613

                                                                      FISCAL 1993
                                           -----------------------------------------------------------------
                                              FIRST          SECOND       THIRD        FOURTH
                                             QUARTER        QUARTER      QUARTER      QUARTER       TOTAL
                                           -----------     ----------   ----------   ----------   ----------
Sales and other operating revenue........  $ 1,055,152     $  981,195   $  972,675   $1,181,517   $4,190,539
Gross profit.............................      261,823        238,523      227,769      287,049    1,015,164
Net earnings (loss)......................       17,820        (30,868)     (11,558)      21,665       (2,941)
EBITDA...................................       74,433         52,005       34,725       81,681      242,844

- ------------

(1) Does not reflect reclassification of sales to employees to conform to fiscal 1995 financial statement presentation. As reclassified, sales and other operating revenue for this quarter would equal $1,136,195.

LIQUIDITY AND CAPITAL RESOURCES

    At June 24, 1995, the Company had outstanding approximately $424.8 million under the Term Loans, $91.0 million of Revolving Loans under the Credit Agreement and $8.0 million of Bankers' Acceptances and had $162.4 million available for Revolving Loan borrowing under the Credit Agreement (which is net of $88.6 million of letters of credit). Pursuant to the Credit Agreement, the Company is required to make scheduled payments of the outstanding principal amount of Term Loans in the following approximate amounts: $65.0 million in fiscal 1995; $80.0 million in fiscal 1996; $80.0 million in fiscal 1997; $85.0 million in fiscal 1998; $95.0 million in fiscal 1999; and $85.0 million in fiscal 2000. Prepayments made pursuant to the Credit Agreement are applied pro rata among the remaining scheduled principal payments. The Credit Agreement matures at the end of July 2000. At April 29, 1995, the Company had excess availability under the revolving loan facility portion of the Credit Agreement and accordingly was not required to treat the required amortization repayments as current. See "Description of Certain Indebtedness--The Credit Agreement."

    On April 29, 1995 the Company had working capital of $340.5 million and a current ratio of 1.7 to 1 compared to $280.3 million and 1.5 to 1 at January 28, 1995. Cash flow provided by operating activities increased $65.2 million to $29.2 million for the first quarter of fiscal 1995 compared to a cash deficit of $36.0 million for the first quarter of fiscal 1994. This increase was principally due to the higher than normal cash payments to merchandise vendors in the first quarter of fiscal 1994, resulting in the reduction of accounts payable from an abnormally high balance at January 29, 1994 primarily from the timing of vendor payment due dates, and offset partially by an increase in receivables from third-party prescription sales in the first quarter of fiscal 1995.

    Net cash from investing activities for the first quarter of fiscal 1995 and 1994 used $15.0 million and provided $16.8 million, respectively. Uses of cash were principally for capital expenditures of $15.6 million and $10.0 million for fiscal 1995 and 1994, respectively, for point-of-sale product scanning equipment, additions to the Company's drug stores, and Express Photo units and improvements to existing stores. In addition, in fiscal 1994, additions to property, plant and equipment were for the installation of satellite communication equipment. In the first quarter of fiscal 1994, a source of cash to the Company from investing activities was provided by a partial payment for the sale of the Vision Group operations. Capital improvements for fiscal 1995, including those to be acquired under a deferred payment arrangement and through operating leases and excluding those to be incurred upon completion of the Florida Acquisition, are expected to total approximately $119.0 million. Funds for the cash capital expenditures are expected to come from cash flow from operating activities and available borrowings, if necessary.

    Pursuant to the Florida Acquisition, the Company will acquire the assets of 109 Rite Aid drug stores located in Florida for a cash purchase price of approximately $75.0 million, which is subject to inventory adjustments. The Company will acquire 37 Rite Aid leased locations, which will be operated as Eckerd Drug stores, and the fixtures, inventory and prescription files of an additional 72 Rite Aid locations that will be closed by Rite Aid, who will remain obligated on the leases for such stores. The Company expects to liquidate certain of the inventory and fixtures associated with the closed stores immediately after the closing of the transaction. After giving effect to the expected net liquidation proceeds and capital expenditures relating to the Florida Acquisition, the Company currently estimates that its total net investment for the Florida Acquisition will be approximately $65.0 million. There can be no assurance, however, that the Company will be able to liquidate such inventory and fixtures or that, if the Company is able to effect such liquidation, it will receive the estimated amount of proceeds.

    Financing activities for the first quarter of fiscal 1995 used $13.1 million. Uses of cash were primarily for the reduction of $34.7 million of bank debit balances. Funds were provided by $21.5 million of borrowings under the Credit Agreement. Financing activities for the first quarter of fiscal 1994 provided $18.5 million primarily from borrowings under the Credit Agreement of $44.3 million to support working capital needs and for the reduction of $24.7 million of bank debit balances.

    On May 12, 1995, the Company redeemed $16.64 million aggregate principal amount of 11 1/8% Debentures ($15.53 million accreted value) with the proceeds of Revolving Loans.

    The Company anticipates that the combination of amortization of intangibles and interest on debt will have a negative impact upon future earnings and, to a lesser degree, cash flow from operating activities. The Company does not believe, however, that the impact of such planned amortization and interest expense upon earnings indicates a present or future impairment of liquidity. Based upon the Company's ability to generate cash flow from operating activities, the available unused portion of the revolving loan facility portion under the Credit Agreement and other existing sources, the Company believes that it will have the funds necessary to meet the principal and interest payments on its debt as they become due and to operate and expand its business.

    The payment of dividends and other distributions by the Company is subject to restrictions under certain of the financing agreements to which the Company is a party, including the Credit Agreement and the 9 1/4% Notes. See "Description of Certain Indebtedness." The Company does not intend to pay dividends on its Common Stock in the foreseeable future.

    The Company adopted SFAS 109, "Accounting for Income Taxes" in the first quarter of fiscal 1993. The adoption of SFAS 109 had no material effect on the Company's results of operations.

    In December 1990, the Financial Accounting Standards Board issued SFAS No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions." The implementation of SFAS No. 106 will not have any effect on the Company's results of operations because none of the Company's employee welfare and benefit plans provides for postretirement benefits.

TAX NET OPERATING LOSS CARRYFORWARDS


    As of January 28, 1995, the Company estimates that it had NOL carryforwards of approximately $218.0 million for U.S. federal income tax purposes. These carryforwards, if not utilized to offset taxable income in future periods, will expire in fiscal years 2002 to 2008. If the Company experiences an "ownership change" within the meaning of Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), the Company's ability to use its NOL carryforwards existing at the time of any such ownership change to offset its taxable income, if any, generated in taxable periods after the ownership change would be subject to an annual limitation described below. Although the IPO, the underwritten public offering of Common Stock for the account of certain selling stockholders of the Company which was consummated in May 1994 (the "Secondary Offering") and related transactions did not cause an ownership change, and the Company does not believe that the Offering will cause an ownership change, it is possible that future events (such as transfers of the Common Stock by five-percent shareholders (within the meaning of the Code) or stock issuances by the Company, including issuances of stock upon the exercise of employee stock options) could cause the Company to experience an ownership change. In that event, the amount of NOL carryforwards which may be utilized on an annual basis (the "Section 382 Limitation") would generally be equal to the product of the value of all the outstanding stock of the Company immediately prior to the ownership change (reduced by certain contributions to the Company's capital made in the two years prior to the ownership change) and the "long-term tax-exempt rate" (determined monthly and, for ownership changes occurring in the month of July 1995, 5.88%). If the Company experienced an ownership change at a time at which the value of the Common Stock was equal to the closing price on July 12, 1995 of $33.625 per share, the Section 382 Limitation would be approximately $59.0 million using the foregoing long-term tax-exempt rate, although the Company does not believe that the foregoing limitation on the use of its NOLs would have a significant effect on its U.S. federal income tax liability.

                                    BUSINESS

    The Company operates the Eckerd Drug store chain, which is one of the largest drug store chains in the United States. At May 27, 1995, the Eckerd Drug store chain consisted of 1,689 stores in 13 states located primarily in the Sunbelt, including 550 stores in Florida and 481 stores in Texas. The Company's stores are concentrated in 10 of the 12 metropolitan statistical areas in the United States with the largest percentage growth in population from 1980 to 1990, and, according to industry sources, the Company ranks first or second in drug store sales in 12 of the 14 major metropolitan markets in which it operates.

THE DRUG STORE INDUSTRY

    Prescription and over-the-counter medications have traditionally been sold by independent drug stores as well as conventional drug store chains, such as Eckerd Drug stores, and purchased by consumers with cash or credit cards. According to Drug Store News, drug store sales in 1994 increased 6.3% from 1993 to approximately $82.9 billion, 72% of which was represented by conventional drug store chains, such as Eckerd Drug stores. Drug store prescription sales increased 9.2% from 1993 to approximately $41.5 billion in 1994, which represented 50% of total drug store sales and approximately 66.7% of total retail prescription sales. The remaining retail prescription sales were represented by mail order ($7.1 billion), mass merchandisers ($7.0 billion) and food/drug combo stores ($6.6 billion). The drug store industry has recently undergone significant changes as a result of the following important trends: (i) the increase in third-party payments for prescription drugs, (ii) the consolidation within the drug store industry, (iii) the aging of the United States population and (iv) the increase in competition from non-traditional retailers of prescription and over-the-counter drugs.

    During the last several years, a growing percentage of prescription drug volume throughout the industry has been accounted for by sales to customers who are covered by third-party payment programs ("third-party sales"). According to IMS-America, in 1994, third-party sales represented approximately 55.3% of total prescription drug sales in the United States, more than three times what it had been in 1986. In a typical third-party sale, the drug store has a contract with a third-party payor, such as an insurance company, HMO, PPO, other managed care provider, government agency or private employer, which agrees to pay for part or all of a customer's eligible prescription purchases. Although these third-party sales contracts often provide a high volume of prescription sales, such sales typically generate lower gross margins than non third-party sales due principally to the highly competitive nature of this business and recent efforts by third-party payors to contain costs. Larger drug store chains, such as Eckerd Drug stores, are better able to service the growing third-party segment than independent drug stores and smaller chains as a result of the larger chains' more sophisticated technology systems, larger number of stores and greater penetration within their markets.

    As a result of the economies of scale from which larger drug store chains benefit as well as the third-party payment trend, the number of independent drug stores and smaller drug store chains has decreased as many of such retailers have been acquired by larger drug store chains. This trend is expected to continue because larger chains are better positioned to handle the increased third-party sales, purchase inventory on more advantageous terms and achieve other economies of scale with respect to their marketing, advertising, distribution and other expenditures. The Company believes that the number of independent drug stores and smaller drug store chains remaining in operation may provide significant acquisition opportunities for larger drug store chains, such as the Company.

    Strong demographic trends have also contributed to changes in the drug store industry, as the group of persons over age 50 is the fastest growing segment of the United States population. This trend has had, and is expected to continue to have, a marked effect on the pharmacy business in the United States because consumer prescription and over-the-counter drug usage generally increases with age. In 1991, persons over age 50 represented approximately 26% of the population, although they consumed approximately 67% of all prescription drugs sold in the United States. This segment is projected to increase to 29% of the population by the year 2000. The average per capita prescription usage in the United States is approximately 6.5 prescriptions per year, which increases to approximately 7.9, 10.5 and 13.0 prescriptions filled per year for persons ages 50-59, 60-69 and over 70, respectively. The Company's markets have large concentrations of, and are continuing to experience significant growth in, the number of persons over age 65.

    In 1994, drug store chains and independent drug stores represented approximately 37.3% and 29.4%, respectively, of all prescription sales in the United States. In response to a number of factors, including the aging of the United States population, mass merchants (including discounters and deep discounters), supermarkets, combination food and drug stores, mail order distributors, hospitals, HMOs and other managed care providers have entered the prescription industry. Supermarkets, including combination food and drug stores, and mass merchants each represented approximately 11% of all prescription sales in the United States in 1994. Although the Company currently faces increased competition from these retailers, industry studies show that consumers in the over 65 age group tend to make purchases at traditional drug stores, such as Eckerd Drug stores, and maintain strong store loyalty.

ECKERD DRUG STORES

    In 1992, the Company celebrated the 40th anniversary of the opening of the first Eckerd Drug store. The Company has grown to its present size and developed its leading position in the industry through both internal expansion and acquisitions. As of May 27, 1995, the Company operated the number of Eckerd Drug stores and Eckerd Express Photo centers indicated below in each of the following states:

                                                                    DRUG STORES
                                                         ECKERD     WITH ECKERD
                                                          DRUG     EXPRESS PHOTO
                                                         STORES       CENTERS
                                                         ------    -------------
Florida...............................................     550          238
Texas.................................................     481          134
North Carolina........................................     181           46
Georgia...............................................     159           47
Louisiana.............................................      98           18
South Carolina........................................      79           13
Tennessee.............................................      33            1
New Jersey............................................      28            1
Mississippi...........................................      26        --
Oklahoma..............................................      26        --
Alabama...............................................      16            3
Delaware..............................................      11        --
Maryland..............................................       1        --
                                                         ------         ---
      Total...........................................   1,689          501
                                                         ------         ---
                                                         ------         ---

    Over the past five years, the Company has implemented several initiatives designed to increase the size and improve the quality and operating performance of the Company's store base. Among such initiatives is the opening and acquisition of new stores, the closure, divestiture or relocation of under-performing stores and an extensive remodeling program. Since the beginning of fiscal 1990, more than 300 Eckerd Drug stores have been opened or acquired within the Company's existing markets, more than 200 under-performing stores have been closed or divested, and more than 50% of the Company's remaining stores have been remodeled. In addition, the Company has opened more than 300 Express Photo centers. The Company has also increased the degree to which merchandise is tailored to specific markets, instituted a chainwide shrinkage reduction program and made a significant investment in its management information systems. As a result of, among other things, these actions, aggregate sales have increased from $3.46 billion in fiscal 1990 to $4.55 billion in fiscal 1994.

    In fiscal 1994, the Company opened or acquired 39 drug stores, relocated 16 drug stores and closed 22 drug stores. In addition, in the fourth quarter of fiscal 1994, the Company decided to accelerate the closing of approximately 90 geographically dispersed, under-performing stores during the period from fiscal 1995 through mid-1996, and established a $49.0 million reserve for future store closings. As of June 24, 1995, the Company had closed 65 of such stores since the end of the first quarter of 1995. These closings are in addition to the relatively small number of stores the Company closes in the normal course of business. See "--Business Strategy--Store Base Strategy."

    Pursuant to the Florida Acquisition, the Company will acquire 37 Rite Aid leased locations, which will be operated as Eckerd Drug stores, and the fixtures, inventory and prescription files of an additional 72 Rite Aid locations. As a result of the Florida Acquisition, the Company intends to close approximately 6 Eckerd Drug stores, which closings will occur in fiscal 1995.

    The following table summarizes the number of Eckerd Drug stores operated by the Company and the sales on an aggregate and per store basis for the last five years.

                            THIRTEEN WEEKS
                                ENDED                                 FISCAL YEARS
                              APRIL 29,      --------------------------------------------------------------
                                 1995           1994         1993         1992         1991         1990
                            --------------   ----------   ----------   ----------   ----------   ----------
                                                        (DOLLARS IN THOUSANDS)
Number of Eckerd Drug
  stores at beginning of
  period..................         1,735          1,718        1,696        1,675        1,673        1,630
Stores opened or
  acquired................             3             39           52           50           22          139(1)
Stores sold or closed.....           (11)           (22)         (30)         (29)         (20)         (96)(2)
                            --------------   ----------   ----------   ----------   ----------   ----------
Number of Eckerd Drug
  stores at end of period.         1,727          1,735        1,718        1,696        1,675        1,673
                            --------------   ----------   ----------   ----------   ----------   ----------
                            --------------   ----------   ----------   ----------   ----------   ----------
Number with Express Photo
  centers.................           495            481          413          378          321          258
Sales of Eckerd Drug
  stores..................    $1,217,464     $4,396,440   $4,014,094   $3,722,523   $3,594,037   $3,330,062
Average annual sales per
  Eckerd Drug store.......       NA          $    2,561   $    2,365   $    2,222   $    2,142   $    2,036

- ------------

(1) Includes 96 stores acquired by, and managed on behalf of, EH II (two of which were closed in fiscal year 1991). Excludes 127 stores acquired by EH II that were liquidated or sold.

(2) Includes 14 Eckerd Drug stores closed as of a result of the acquisition of drug stores by EH II.

BUSINESS STRATEGY

    The Company's business strategy is focused on maintaining a strong pharmacy and health-related business because of management's belief regarding the growth prospects of this business. The Company will continue to implement this strategy by:

        . maintaining a high level of customer service and convenience;

        . providing competitive prices on its merchandise, including prices on prescription drugs to non third-party customers in order to enhance its market share and long-term competitive position;

        . maintaining an aggressive marketing program to third-party payors, such as insurance companies, HMOs, PPOs, other managed care providers, government agencies and private employers;

        . continuing its commitment to control costs;

        . improving store productivity and profitability by reallocating nonpharmacy shelf space to certain products, such as health and beauty aids and greeting cards, and adding food marts, all of which have higher sales and gross profit growth potential than other products and which the Company believes increase customer traffic;

        . expanding the number of stores primarily within the Company's existing market areas, both through internal expansion and acquisitions and improving the Company's store base by relocating and renovating certain stores and closing under-performing stores; and

        . continuing to invest in information systems to improve customer service, reduce operating costs, provide information needed to support management decisions and enhance the Company's competitive position with third-party payors.

  Customer Service and Convenience

    The Company believes that customer service and convenience are critical in positioning itself as the alternative to mass merchandisers, supermarkets and other large format retailing channels. The Company will continue to emphasize service and convenience through pharmacy support services, store location and design, merchandising programs and operating hours geared to the needs of the particular market.

    The Company offers a high level of professional pharmacy service, which the Company believes provides added value to its customers. The Company provides the "Rx Advisor," a personalized easy-to-read publication, to each prescription drug customer, which advises the customer of the specific dosages, contraindications and side effects of his or her prescription medicine.

    The Company will continue to remodel and reset its stores to provide modern, well-identified stores, which are easily accessible to customers and will seek to open new stores in easily accessible high traffic locations. The Company also tailors its merchandising to provide the product mix and selection to best serve the customers of each particular store, including beach, tourist, business and other target groups. The Company typically provides several conveniently located, modern stores in a community. The Company's stores range in size from 8,200 to 10,800 square feet and are located primarily in neighborhood strip centers or free standing locations. Such stores are typically open every day of the year except Christmas, with some open until midnight or 24 hours a day.

    Other customer service advantages include comfortable pharmacy waiting areas, free health-related programs, screenings (e.g., blood pressure tests) and drive-through pharmacy windows in most new drug stores. In addition, the Company is continually testing new customer service features.

  Competitive Pricing

    While the Company believes that it competes primarily on the basis of customer service and convenience, price is also an important factor. The Company's policy is to price its prescription drug products more competitively than most other traditional drug stores in its markets. The Company believes that this policy has enhanced its competitive position with drug stores and other shopping formats. See "Risk Factors--Competition" and "Management's Discussion and Analysis of Results of Operations and Financial Condition--General--Competitive Pricing."

  Marketing to Third-Party Payors

    The Company believes that the number and concentration of Eckerd Drug stores within existing markets, the Company's experience and reputation in the drug store industry and its computerized pharmacy system gives the Company advantages when compared to independent drug stores, small drug store chains and mass merchandisers in competing for the increasing amount of third-party sales.

    Third-party prescription sales, which are an integral part of the Company's drug store business, accounted for approximately 68.9%, 64.6%, 58.0%, 49.6%, 43.1% and 36.0% of the Company's prescription sales in the first quarter of fiscal 1995, fiscal 1994, fiscal 1993, fiscal 1992, fiscal 1991 and fiscal 1990, respectively. The Company currently has contracts with approximately 500 third-party payors, 45 of which designate the Company as the exclusive provider of pharmacy services. The third-party payor contracts provide for direct billing to the third-party payor rather than the customer. The Company believes that these third-party sales contracts provide the opportunity for increased volume of prescription sales; however, such sales have lower gross margins than non third-party prescription sales. See "Risk Factors--Prescription Drug Sales and Future Regulation." The Company intends to continue to market itself aggressively with all types of third-party payors, including insurance companies, HMOs, PPOs, other managed care providers, government agencies and private employers.


    The Company has devoted substantial resources to this marketing effort over the last five fiscal years. For example, Eckerd Health Services, a joint venture formed by the Company, is developing and offering pharmacy benefit management services to third-party payors. Eckerd Health Services provides its expertise in, among other things, data analysis and healthcare services, to third-party payors and presents such third-party payors with operational cost savings opportunities. The Company also provides mail order delivery of its prescription drugs to third-party payors. In addition, the Company's computer systems provide on-line adjudication, which permits the Company and the third-party payor to determine electronically, at the time of sale, eligibility of the customer, coverage of the prescription and pricing and co-payment requirement, if any, and automatically bills the respective plan. On-line adjudication reduces losses from rejected claims and eliminates a portion of the Company's paperwork for billing and collection of receivables and costs associated therewith. The Company believes that such systems are essential to service the increasing volume of third-party sales. During the past five years, the Company has reduced the average number of days that receivables from third-party sales were outstanding from 48 days at the end of fiscal 1990 to 21 days during fiscal
1994 while increasing third-party sales by 187% during the same period.


  Cost Controls

    The Company's continued commitment to control costs and maintain its competitive position in the marketplace focuses on decreasing expenses without decreasing the level of services provided in its stores. Store staffing remains at historical levels in order to maintain a high level of customer service. The Company continues to actively evaluate and pursue additional cost savings which can be obtained without affecting the Company's customer service, quality or sales growth potential. There can be no assurance, however, that any additional cost reductions will be realized. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--General--Cost Reduction Program."

  Improved Productivity and Profitability of Nonpharmacy Merchandise

    The Company is continually seeking to improve store productivity and profitability by monitoring and adjusting the mix and selection of its nonpharmacy merchandise categories and items within each category to emphasize merchandise that has higher sales and gross profit growth potential. Among the over 27,000 nonpharmacy SKUs (as defined herein) typically offered in one of the Company's stores, the Company concentrates on products that it considers especially appropriate for a health-focused convenience-based drug store and which the Company believes will increase customer traffic. Although these categories may shift over time based upon consumer needs and other trends, the Company is currently emphasizing health and beauty aids, greeting cards and the photo finishing business. To implement its reorganization of nonpharmacy merchandise, the Company reallocated nonpharmacy shelf space within all of its stores, resulting in, among other things, substantially increased store space devoted to greeting cards, increased emphasis on health and beauty aids, and the introduction of convenience food mart sections in over 550 selected locations, with plans to add 400 in fiscal 1995 (100 of which were introduced in the first quarter of fiscal 1995). In addition, store configurations have been altered to promote increased store traffic and more closely conform to customer preferences, as indicated in market studies conducted by the Company, including tailoring of specific stores offerings to specific markets where appropriate.

  Store Base Strategy

    The Company intends to continue to increase the size and improve the quality and operating performance of its store base through (i) internal expansion and acquisitions of smaller drug store chains and independent drug stores, (ii) relocation and renovation of existing stores and (iii) closing under-performing stores.

    The Company intends to continue to expand its business through both internal expansion and acquisitions of smaller drug store chains and independent drug stores. Although the Company currently plans to expand Eckerd Drug stores within the Company's existing markets, the Company also considers strategic acquisitions in other markets. In addition to its store acquisition program, the Company pursues the acquisition of prescription files from other pharmacies in the Company's existing markets. Once acquired, the prescription files are transferred to an existing Eckerd Drug store, increasing the prescription sales volume in that store.

    In determining the areas in which to open or acquire drug stores, the Company evaluates a number of demographic considerations, including the size, growth pattern and per capita income of the population, as well as the competitive environment and the accessibility of a proposed site to the customer and to the Company's warehouse and distribution facilities. The Company also continually reviews these factors and the performance of individual stores in determining whether to close or relocate certain stores.


    The Company's goal is to open at least 40 new drug stores in fiscal 1995 and 50 new drug stores per year thereafter through fiscal 1999 (excluding acquisitions and relocations). The cash costs associated with opening a drug store are estimated to be approximately $490,000, which includes initial cash inventory costs of approximately $260,000. The Company intends to use cash flow from operations to finance the cash costs of this growth, although borrowings may also be available to finance such growth. See "Management's Discussion and Analysis of Results of Operations and Financial Condition-- Liquidity and Capital Resources."



    In fiscal 1995, the Company plans to relocate approximately 40 of its existing stores, mainly from strip shopping centers to new free-standing locations, and thereafter expects that the number of stores to be relocated per year will be increased. In addition, the Company plans to completely remodel 80 of its stores and to perform minor renovations on 400 of its other stores in fiscal 1995. The cash costs associated with a relocation or complete renovation of an existing store are estimated to be approximately $170,000 and $150,000, respectively (not including approximately $35,000 related to the costs of installing scanning and satellite communications equipment, if necessary).


    The Company also expects to close approximately 10-20 under-performing drug stores per year in fiscal 1995 and thereafter through fiscal 1999 in order to improve the quality of the Company's store base. As a result of the Company's decision in the fourth quarter of fiscal 1994 to accelerate the closing of approximately 90 under-performing stores, the number of stores to be closed may decrease in the future.

    In addition, the Company currently intends to continue to expand its one-hour photo finishing business, with a goal of adding approximately 270 new Express Photo centers by 1999. The Company believes that its long standing reputation for high quality photo finishing programs and its advertising and marketing programs which emphasize the Company's experience and reinforce its image as a quality photo finisher have enabled the Company to develop and expand its Express Photo center operations. The Company believes that its photo finishing operations provide further opportunities for growth in its drug store business due to both the direct contribution to sales from photo finishing and the significant additional store traffic from such operations, which is important in generating sales of other products. The Company selects locations for Express Photo centers based upon the demographics of the market and intends to concentrate Express Photo center expansion by market to enable the Company to benefit from advertising and other operating synergies. The costs associated with opening each Eckerd Express Photo center are estimated to be approximately $100,000 and are expected to be largely financed through operating leases or arrangements such as the IFS Sale and Leaseback.

  Information and Technology

    The Company intends to continue to invest in information systems to improve customer service, reduce operating costs, provide information needed to support management decisions and enhance the Company's competitive position with third-party payors. The Company's Comp-U-Care System, installed in each pharmacy location, provides support for the pharmacy and assists pharmacists in their prescription processing activities, which in turn enhances the pharmacy's ability to service customers. The system's daily transfer of information between headquarters and each of the in-store pharmacy terminals allows central monitoring of prescription sales activity by store and item, centralized billing of third-party sales and daily updates to the stores' data files. The Comp-U-Care System performs on-line adjudication of customer and claim eligibility and reimbursement for the majority of the third-party payment plans in which the Company participates. Because on-line adjudication reduces losses from rejected claims and eliminates a portion of the Company's paperwork for billing and collection of receivables and costs associated therewith, the Company believes that it is essential to servicing the increasing volume of third-party sales. See "--Business Strategy--Marketing to Third-Party Payors."

    The Company is in the process of implementing a four-year pharmacy systems enhancement plan designed to provide additional support to pharmacists, meet the increasing complexity of third-party programs and enhance the Company's competitive position through advanced technology. As part of this plan, the Company is currently developing its advanced Comp-U-Care 2000 System, which is scheduled to be introduced in Eckerd Drug stores in the second half of fiscal 1995 and to be completely implemented by the summer of 1996. The Comp-U-Care 2000 System will improve speed and productivity in the pharmacy, decrease customer wait time and enhance functionality, including expanded drug utilization reviews. The Company expects that the Comp-U-Care 2000 system will permit the transfer of information, such as prescription files, directly from one drug store to another thereby further improving customer service by enabling customers to fill and refill prescriptions at any Eckerd Drug store.

    During fiscal 1994, the Company installed a satellite communications network, enhanced the point-of-sale reporting system and upgraded the merchandise buying system. The Company believes that the satellite communications system will facilitate implementation of its pharmacy systems enhancement plan.

    As of June 24, 1995 the Company had point-of-sale product scanning equipment in approximately 800 stores and by the end of fiscal 1995, expects to have scanning installed in over 1,100 stores, which stores represent approximately 75% of the Company's total front-end sales. The Company has a goal of implementing scanning throughout the chain by the fall of 1996. Scanning is a system which inputs point-of-sale information by reading the universal product code of merchandise sold with either a hand held or slot scanner to capture information on each specific item of product, including variations in size and color (a stock-keeping unit or "SKU"), sales data and pricing information. The Company has developed computer systems that use the information generated from scanning to analyze sales, gross profit, inventory levels and direct product profitability by category, department and operating region and, in certain instances, SKU. Such information identifies early trends in sales by SKU, gross profit performance and inventory position and is also a source for measuring inventory shrinkage performances. The Company has been expanding scanning to its higher volume stores in order to maximize benefits and recover the related expenses more efficiently. Scanning systems will provide more and better merchant and store level information to facilitate inventory management, automatic re-ordering, product sales and gross profit analysis and inventory shrinkage control. The Company believes that broader use of scanning throughout the chain will improve customer service by decreasing customer check-out time and improving adherence to advertised sale or promotional prices. The Company believes the direct benefits of scanning will be sufficient to offset the related expense.

    The Company is expanding its use of electronic data interchange ("EDI") systems with certain of its major suppliers. EDI allows for the paperless ordering of products with immediate confirmation from the vendor on price, delivery terms and amount of goods ordered. The Company is also experimenting with automatic replenishment buying in connection with its warehouse and distribution systems, which includes the computer generation of purchase orders for certain vendors. The Company installed the merchandise receiving component of its new warehouse management system in the Atlanta, Georgia distribution facility and expects the entire system to be installed in Atlanta by the spring of 1996 and in all of its distribution facilities by the end of fiscal 1996. These systems should also allow the Company to reduce lead time on orders and improve cash flow by reducing the amount of inventory required to be kept on hand. EDI will be expanded as the Company expands its scanning system.

    In 1993, the Company and Integrated Systems Solutions Corporation ("ISSC"), a wholly-owned subsidiary of IBM, entered into a Systems Operations Service Agreement pursuant to which the Company and ISSC are developing a state of the art information systems operation to include pharmacy and point-of-sale systems for the Company's drug stores. Under the agreement, ISSC manages the Company's entire information systems operation and is responsible for providing technology services to the Company, which results in, among other things, improved productivity and significant hardware savings to the Company. ISSC is in the process of implementing scanning, the Comp-U-Care 2000 System, and the warehouse management system. The Systems Operations Services Agreement has a 10-year term, and the total payments to be made by the Company thereunder are currently expected to be between $320.0 million and $440.0 million over such term, depending on optional services utilized. The Company believes that this arrangement has and will continue to enable the Company to further improve customer service, replace the Company's existing systems, reduce operating costs and capital expenditures for hardware, obtain information needed to support management decisions on an improved basis and increase the Company's focus on its core business.

    The Company is also developing or purchasing software with applications in the human resources area, which would more accurately monitor personnel performance and attendance and assist management in making personnel scheduling decisions in an effort to increase productivity and reduce operating costs. In addition, the Company is purchasing or developing software to expand the merchandise and store information data base systems to enable the Company to more efficiently manage its business and to start the initial roll out of the warehouse management system to provide improved control and management of inventory and personnel. Such software is expected to be implemented in fiscal 1995.

PRODUCTS AND SERVICES

  Pharmacy


    The primary focus of Eckerd Drug stores is the sale of prescription and over-the-counter drugs. During fiscal 1994, the Company filled more than 89 million prescriptions, and sales of prescription and over-the-counter drugs generated approximately 61.1% of the Company's drug store sales and other operating revenue. During the period from fiscal 1990 through fiscal 1994, the Company's dollar volume of sales of prescription drugs increased at a compound annual growth rate of 12.4% and during the first quarter of fiscal 1995, the dollar volume of sales of prescription drugs increased by 17.0% as compared to the first quarter of fiscal 1994.


    The Company seeks to position pharmacists as health-care professionals who build relationships with their customers. Over the years, marketing and advertising campaigns have been focused on reinforcing the professionalism of the Company's pharmacists and positioning them as a key factor to high quality pharmacy service. The Company has also instituted several health-related programs such as health screenings, education and outreach programs, and customer relationship programs. The Company provides the "Rx Advisor," a personalized easy-to-read publication, to each prescription drug customer, which advises the customer of the specific dosages, contraindications and side effects of his or her prescription medicine.

    Eckerd Drug store pharmacy departments are modern, clean and clearly identified by attractive signs. The pharmacy areas in many of the Company's newer and remodeled stores provide a consultation area and a waiting area with comfortable seating, informational brochures and free blood pressure testing. The pharmacy areas are designed to be conducive to customer service and counseling by the pharmacists. See "--Business Strategy--Customer Service and Convenience."

    The Company believes that it is well positioned to take advantage of certain demographic trends, including the aging of the United States population. The Company's stores are concentrated in 10 of the 12 metropolitan statistical areas in the United States with the largest percentage growth in population from 1980 to 1990. In addition, approximately 60% of the Company's drug stores are located in Florida and Texas, two of the top three states experiencing the greatest influx of persons over age 65. According to industry studies, persons over age 65 purchase twice as many prescription drugs and 50% more over-the-counter drugs than the national average. The Company also believes that it is capable of meeting the needs of the increasing volume of third-party prescription sales and is aggressively marketing itself to third-party payors. See "Risk Factors--Prescription Drug Sales and Future Regulation" and "-- Business Strategy--Marketing to Third-Party Payors."

    The Company believes that new prescription drugs and drug therapies provide an opportunity for increased demand for prescription drugs. In addition, the Food and Drug Administration is approving an increasing number of prescription products for sale over the counter. Prescription drugs which are approved for over-the-counter distribution have historically shown significantly increased sales.

  Nonpharmacy Merchandise

    Eckerd Drug stores sell a wide variety of nonpharmacy merchandise, including over-the-counter drugs, health and beauty aids, greeting cards and numerous other convenience products. Eckerd-brand products, which are attractively priced and provide higher margins than similar national brand products, represent a growing segment of products offered by Eckerd Drug stores. Sales of private label products accounted for $198.7 million of the Company's sales in fiscal 1994.

    Health. Eckerd Drug stores offer a broad assortment of popular national brands as well as private label over-the-counter drugs and other products related to dental care, foot care, vitamins and nutritional supplements, feminine hygiene, family planning and baby care. Eckerd Drug stores provide a helpful environment in which consumers can obtain product information from professional pharmacists, knowledgeable sales associates and store managers or from literature available throughout the store.

    Beauty. Eckerd Drug stores offer an assortment of popular brand name cosmetics, fragrances and other beauty products. Management believes that Eckerd Drug stores provide the customer with a convenient format in which to purchase the lines of beauty products offered in its stores. Skin care products are an increasingly important component of the beauty category due to the aging population and growing concern about the effects of the environment on the skin. The Company has recently completed an expansion which devoted more shelf space to this product category.

    Greeting Cards. The greeting card department in Eckerd Drug stores offers a wide selection of contemporary and traditional cards, gift wrap, bows and novelties. The Company believes that the locations of its stores together with the wide selection offered by Eckerd Drug stores enable customers to satisfy their card and gift needs more conveniently than at traditional card stores. The Company has recently increased the space devoted to its greeting card department because of the profitability of such merchandise and because the Company believes that the demand for such merchandise will increase traffic in its stores.

    Convenience Products. This merchandise category consists of an assortment of items, including candy, food, tobacco products, books and magazines, household products, seasonal merchandise and toys. These items are carefully positioned to provide optimum convenience to the customer with easy access in the front part of the store. The Company also seeks to serve its customers' needs by specifically tailoring items in this category to meet the needs of its customers in specific store locations, including the introduction of a food mart section offering convenience food items such as staple grocery shelf items, staple and chilled beverages, snack foods and specialty items, in approximately 550 locations. For example, souvenirs and select summer products are offered in beach and tourist locations while convenience food is stressed in urban areas and malls. The Company plans to add food mart sections to an additional 400 stores in fiscal 1995.

  Photo Finishing

    Another significant focus of Eckerd Drug stores is photo finishing. The Company offers overnight photo finishing services in all Eckerd Drug stores and operates Eckerd Express Photo centers, which are one-hour photo processing mini-labs, in 501 Eckerd Drug stores as of May 27, 1995. Sales from photo finishing accounted for approximately 4.9% of the Company's drug store sales in fiscal 1994 and were the second largest component of drug store profit. The Company believes that its photo finishing operations provide further opportunities for growth in its drug store business because of the direct contribution to sales from photo finishing and the significant additional store traffic from such operations, which is important in generating sales of other products. Photo finishing generates store traffic because it generally requires two trips to a store--one visit to drop off the roll of film and one visit to pick up the developed pictures.

    The Company is among the top three vertically integrated retail photo finishers in the United States and the Company believes that it is a leading source of photo finishing in all of the major markets in which it operates. The Company processed over 28 million rolls of film in fiscal 1994 in its own photo labs and has several well known branded processing programs, including System 2(R) (two prints for the price of one), Ultralab 35(R) (larger size, higher quality prints) and Express Print 60(R) (one-hour processing). The Company believes that its branded processing programs, which emphasize quality and service, have helped position the Company as a leader in photo finishing. The Company currently intends to continue to expand its one-hour photo finishing business, with a goal of adding approximately 270 new Express Photo centers by 1999.

    The Company's photo departments also offer camera and photo accessories, small electronics, batteries and audio and video tapes. The entire photo department, including photo finishing, represented approximately 9.2% of the Company's total drug store sales in fiscal 1994.

STORE OPERATIONS

    Eckerd Drug stores are located and designed to maximize customer service and convenience and are situated in areas of high customer traffic, typically in neighborhood shopping centers with strong supermarket co-tenants or in strategically located free-standing stores. Eckerd Drug stores are designed to facilitate customer movement and feature well-stocked shelves, clearly identified aisles and well-lit interiors to maximize product visibility. Pharmacy departments are generally located near the back of the store to maximize customer exposure to the store. The stores are equipped with modern fixtures and equipment and most of them range in size from 8,200 to 10,800 square feet. About 85% of the floor space is selling area, with the remainder used for storeroom and office space.

    To enhance productivity per square foot and maintain consistent merchandising, the Company utilizes centrally prepared formats for the display and stocking of products in the Company's stores, while continuing to allow some flexibility to store managers to modify the merchandise assortment based upon the Company's program of tailoring merchandise offerings to the markets in which the stores operate.

    The typical Eckerd Drug store is open every day of the year except Christmas, with store hours geared to the needs of the specific markets. A select number of strategically located stores stay open until midnight or 24 hours a day.

    Eckerd Drug stores are currently grouped under six operating regions located in or near Orlando and Deerfield Beach, Florida; Atlanta, Georgia; Charlotte, North Carolina; and Dallas and Houston, Texas. Each operating region is headed by a vice president who supervises the various districts comprising the region. Within each district, there are managers who are responsible for the drug stores in their districts and regularly visit their stores to assure quality of service and merchandising. District pharmacy managers supervise the pharmacy operations in the drug stores. Each drug store is individually supervised by a manager who receives training in the Company's merchandise offerings, customer service and management strategy.

    The Company has implemented various initiatives designed to reduce shrinkage expense, which was approximately 2.2% for fiscal 1994 compared to an industry-wide average (calculated using the same accounting method as the Company) of approximately 2.8% during the same time period. These initiatives include training and awareness programs, tailored audit programs for district managers, hiring of internal auditors and loss prevention specialists, and computerized exception reporting for, among other things, customer refunds, voids and cash overages and shortages from daily register check-outs.

PURCHASING AND DISTRIBUTION

    Merchandising, buying and supplier payments are generally centralized at Company headquarters to assure consistency of marketing approach and efficiency in supplier relations. The Company has implemented an enhanced electronic buying system to improve inventory management and gross profit by enabling the Company to take better advantage of quantity discounts and forward buying opportunities, which the Company believes will lower the average cost of inventory. Additionally, it is anticipated that this buying system and its improved forecasting ability will improve service levels to the stores and will reduce average inventory required in the Company's distribution centers.

    Approximately 85% of store merchandise is purchased centrally and distributed, principally by Company-operated trucks, through the Company's five centrally located distribution facilities located in or near Orlando, Florida; Atlanta, Georgia; Charlotte, North Carolina; and Dallas and Houston, Texas. The remainder of store merchandise, some of which is purchased at the store level, is distributed directly to the stores.

ADVERTISING AND MARKETING

    A combination of newspaper advertising and TV and radio spot commercials is carried on throughout the year to promote sales. During the fiscal year ended January 28, 1995, these advertising expenses totaled approximately 0.5% of the Company's sales. The Company's concentration of stores within its markets enables it to achieve economies of scale in its advertising and marketing expenditures and also enables the Company to negotiate favorable rates for advertising time and print production. From the time of the Acquisition through fiscal 1994, the Company reduced its advertising expense as a percentage of sales by more than 70%. In addition, the Company has derived additional cost savings through a rationalization of its advertising expenditures. As part of the cost reduction program, certain advertising expenditures related to the Company's overall corporate image were reduced in favor of advertising efforts such as newspaper circulars. This change in advertising strategy has resulted in increased financial support from the Company's vendors and a more direct impact on sales. The Company believes that its current level of advertising expenditures is appropriate to support its existing marketing strategies.

    The Company's communications and marketing programs are based upon an ongoing commitment to consumer research. Through regular telephone surveys in all major markets, exit interviews in its stores, and studies of various consumer groups, the Company is able to monitor changes in customer attitudes and shopping habits and adjust its marketing strategies accordingly.

COMPETITION

    The Company's retail drug stores operate in a highly competitive industry. The Company's drug stores compete primarily on the basis of customer service, convenience of location and store design, price and product mix and selection.

    In addition to traditional competition from independent drug stores and other drug store chains, the Company faces competition from mass merchants (including discounters and deep discounters), supermarkets, combination food and drug stores, mail order distributors, hospitals and HMOs. These other formats have experienced significant growth in their market share of the prescription and over-the-counter drug business. Many of the Company's competitors have greater financial resources than the Company. See "Risk Factors--Competition" and "--The Drug Store Industry."

    The Company's Express Photo centers compete with a variety of photo processors including other mini-labs, retail stores and photo specialty stores, primarily on the basis of quality of processing, quality and speed of service and value.

REGULATION

    All of the Company's pharmacists and its stores are required to be licensed by the appropriate state boards of pharmacy. The Company's drug stores and its distribution centers are also registered with the Federal Drug Enforcement Administration. Most of the stores sell beer and wine and are subject to various state and local liquor licensing requirements. By virtue of these license and registration requirements, the Company is obligated to observe certain rules and regulations, and a violation of such rules and regulations could result in a suspension or revocation of the licenses or registrations.

    The Company has a number of third-party payor contracts pursuant to which the Company is a provider of prescription drugs. "Freedom of choice" state statutes, pursuant to which all pharmacies would be entitled to be a provider under such a contract, have been enacted in certain states, including Alabama, Georgia, New Jersey, North Carolina, Louisiana, South Carolina, Tennessee and Texas, and may be enacted in others. Although such statutes may adversely affect certain of the Company's third-party contracts, they may also provide the Company with opportunities regarding additional third-party contracts.

    The Clinton Administration has stated that health care reform is one of its top priorities. A health care reform plan by President Clinton as well as a number of competing health care reform proposals were introduced in Congress in 1994. The Company cannot predict whether any federal health care reform legislation will eventually be passed, and if so, the impact thereof on the Company's financial position or results of operations. Health care reform, if implemented, could adversely affect the pricing of prescription drugs or the amount of reimbursement from governmental agencies and third-party payors, and consequently could be adverse to the Company. However, to the extent health care reform expands the number of persons receiving health care benefits covering the purchase of prescription drugs, it may also result in increased purchases of such drugs and could thereby have a favorable impact on both the Company and the retail drug industry in general. Nevertheless, there can be no assurance that any such future legislation or any similar legislation adopted by any states in which the Company operates will not adversely affect the Company or the retail drug store industry generally.

    In 1990, Congress enacted the Omnibus Budget Reconciliation Act of 1990 ("OBRA 1990"), which includes a requirement that states implement pharmaceutical drug use review programs for

Medicaid beneficiaries receiving covered out-patient prescription drugs. The OBRA 1990 legislation states that pharmacists must offer to discuss with each Medicaid patient "common, severe side or adverse effects or interactions and therapeutic contraindications that may be encountered, including their avoidance and the action required if they occur." In order to ensure reimbursement of out-patient prescription drugs under Medicaid, states were required, pursuant to the OBRA 1990 legislation, to implement drug use review programs by January 1, 1993. In all states where the Company operates (except South Carolina), the State Pharmacy Practices Acts have expanded the OBRA requirements to include all patients receiving prescriptions in a retail setting. Pharmacists now have a duty to warn the purchaser of a prescription drug if the warning could reduce or negate the adverse effects of the use of such drug.

    In 1993, the state of Florida enacted health care legislation that is applicable to state employees, small businesses with fewer than 50 employees and Medicaid recipients. The legislation, which began to be implemented in 1994, created 11 health care purchasing cooperatives, which will accept bids from health care providers to provide goods and services to the cooperatives' members. The Company expects to provide prescription drugs to the cooperatives through its existing managed health care clients. However, the Company is unable to predict whether its efforts will be successful or whether the Florida legislation will have an adverse impact on the Company's financial position or results of operations.

EMPLOYEES

    As of May 27, 1995, the Company had approximately 42,700 employees, of which 22,400 were full-time employees. The Company believes that overall employee relations are good. None of the Company's employees are represented by unions.

PATENTS, TRADEMARKS AND TRADENAMES

    No patent, trademark, license, franchise or concession is considered to be of material importance to the business of the Company other than the trade names under which the Company operates its retail businesses, including the Eckerd name. The Company also holds servicemarks for its photo finishing products, private label products and information systems.

PROPERTIES

    The Company conducts substantially all of its retail businesses from stores located in leased premises. Substantially all of these leases will expire within the next twenty-five years. In the normal course of business, however, it is expected that leases will be renewed or replaced by leases on other properties. Most of the Company's store leases provide for a fixed minimum rental together with a percentage rental based on sales.

    The material office and distribution center properties owned or leased by the Company at June 30, 1995 are as follows:

                                                                     APPROXIMATE     OWNED OR
    LOCATION                                                         SQUARE FEET      LEASED
- ------------------------------------------------------------------   -----------    -----------
Largo, Florida....................................................     488,000      Owned(1)
Charlotte, North Carolina.........................................     587,000      Owned
Garland, Texas....................................................     270,000      Owned
Conroe, Texas.....................................................     345,000      Owned
Orlando, Florida..................................................     587,000      Leased(2)
Newnan, Georgia...................................................     244,000      Owned(3)
Hammond, Louisiana................................................     185,000      Owned(3)(4)

- ------------

(1) Includes the Company headquarters.

(2) In January 1993, the Company assumed a lease for an office and distribution facility of approximately 587,000 square feet (lease expires 2005).

(3) Construction was financed pursuant to revenue bond issues. Because these properties are currently leased subject to nominal purchase options with development authorities which the Company anticipates it will exercise, they are listed as owned by the Company.

(4) The Company closed the Hammond distribution center and subleased the former Hammond, Louisiana office and distribution center.

    The Company considers that all property owned or leased is well maintained and in good condition.

LEGAL PROCEEDINGS

    In the ordinary course of its business, the Company and its subsidiaries are parties to various legal actions which the Company believes are routine in nature and incidental to the operation of the business of the Company and its subsidiaries. The Company believes that the outcome of the proceedings to which the Company and its subsidiaries currently are parties will not have a material adverse effect upon its operations or financial condition.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The name, age and office or principal occupation of the executive officers and directors of the Company and certain information relating to their business experience are set forth below:

    NAME                                     AGE                    POSITION
- ------------------------------------------   ---   ------------------------------------------
Stewart Turley............................   60    Director, Chairman of the Board and Chief
                                                     Executive Officer
Francis A. Newman.........................   46    Director, President and Chief Operating
                                                     Officer
John W. Boyle.............................   66    Director
Dr. James T. Doluisio.....................   59    Director
Donald F. Dunn............................   69    Director
Albert J. Fitzgibbons, III................   49    Director
Lewis W. Lehr.............................   74    Director
Alexis P. Michas..........................   37    Director
Rupinder S. Sidhu.........................   39    Director
James M. Santo............................   53    Executive Vice President/Administration
                                                     and Secretary
Samuel G. Wright..........................   44    Executive Vice President/Chief Financial
                                                     Officer
Kenneth L. Flynn..........................   50    Senior Vice President/Store Operations
Edward W. Kelly...........................   49    Senior Vice President/Merchandising
Richard R. Powis..........................   47    Senior Vice President/Pharmacy
Robert D. Boos............................   55    Vice President
Martin W. Gladysz.........................   43    Vice President/Treasurer
Robert E. Lewis...........................   34    Vice President/General Counsel and
                                                     Assistant Secretary

    Mr. Turley is Chairman of the Board and Chief Executive Officer of the Company, positions he has held since 1986. He served as President of the Company from 1986 until July 1993. He joined Old Eckerd in 1966 and has served as Senior Vice President (1971-1974) and President and Chief Executive Officer (1974-1975) prior to being elected to Chairman of the Board, President and Chief Executive Officer. He is also a director of Barnett Banks, Inc., Sprint Corporation and Springs Industries, Inc.

    Mr. Newman is President, Chief Operating Officer and a Director of the Company, positions he has held since July 6, 1993. Prior to joining the Company, Mr. Newman served as President, Chief Executive Officer and a director of F&M Distributors, Inc. ("F&M"), a drug store chain, since 1986. F&M filed bankruptcy under Chapter 11 of the United States Bankruptcy Code in December 1994. Prior to joining F&M, he was the Executive Vice President of Household Merchandising, a retail firm, from 1984 to 1985 and the Senior Vice President of Merchandising for F.W. Woolworth, a retail firm, from 1980 to 1984. Mr. Newman is also a director of FabriCenters of America, a retail firm.

    Mr. Boyle retired as Vice Chairman of the Board and Chief Financial Officer of the Company on December 31, 1994, positions he had held since February 1993. He served as a consultant to the Company during the month of January 1995. Prior to being Vice Chairman, he was Senior Vice President/Finance and Administration of the Company, a position he held for more than five years. He joined Old Eckerd as Senior Vice President/Finance and Administration in 1983. Prior to joining Old Eckerd, Mr. Boyle served as Vice Chairman of the Board (1978-1980) and, thereafter, as Chairman of the Board (1980-1983) of May Department Store Co., St. Louis, Missouri. He was a director of Old Eckerd between 1983 and 1986.

    Dr. Doluisio has been Dean of the College of Pharmacy, University of Texas, Austin, Texas since 1973. Dr. Doluisio has served as chairman of the American Pharmaceutical Association, the American Association of College of Pharmacy Council of Deans, the American Association for the Advancement of Science and as a trustee of the United States Pharmacopeia. He is also a director of COR Therapeutics, Inc.

    Mr. Dunn is retired Chairman of the Board and Chief Executive Officer of Maas Brothers/Jordan Marsh, a division of Allied Stores Corporation, New York, New York. In his 39-year career with Allied Stores, starting as an executive trainee, Mr. Dunn held numerous management positions including that of executive group manager of Allied Stores for Jordan Marsh and Maas Brothers in Florida, Cain-Sloan in Tennessee and Joske's in Texas. Mr. Dunn is also a director of Tech Data Corporation and Younkers, Inc.

    Mr. Fitzgibbons has been a director of Merrill Lynch Capital Partners since 1988. He has been a director of Stonington Partners, Inc. ("Stonington Partners") since August 1993; a Partner of Stonington Partners since November 1993; a partner of Merrill Lynch Capital Partners from 1993 to July 1994; an Executive Vice President of Merrill Lynch Capital Partners from 1988 to 1993; a Senior Vice President of Merrill Lynch Capital Partners from 1987 to 1988; a Managing Director of the Investment Banking Division of ML & Co. from 1978 to July 1994; and Vice President of Merrill Lynch from 1974 to 1988. He is also a director of Amstar Corporation, Borg-Warner Security Corporation, Borg-Warner Automotive, Inc. and United Artists Theatre Circuit, Inc.

    Mr. Lehr is former Chairman of the Board of 3M Company, St. Paul, Minnesota. In his 39-year career with 3M Company, starting as an engineer, Mr. Lehr held numerous management positions and from 1980 to March 1986, when he retired, was Chairman of the Board and Chief Executive Officer. He also serves as a director of Peregrine Semiconductor Corporation and various IDS Funds.

    Mr. Michas has been a director of Merrill Lynch Capital Partners since 1989. He has been a Partner of Stonington Partners since November 1993; a director of Stonington Partners since August 1993; a partner of Merrill Lynch Capital Partners from 1993 to July 1994; a Senior Vice President of Merrill Lynch Capital Partners from 1989 to 1993; a Vice President of Merrill Lynch Capital Partners from 1987 to 1989; a Managing Director of the Investment Banking Division of ML & Co. from 1991 to July 1994; a Director of the Investment Banking Division of ML & Co. from 1990 to 1991; and a Vice President of the Investment Banking Division of ML & Co. from 1987 to 1989. He is also a director of Amstar Corporation, Borg-Warner Security Corporation, Borg-Warner Automotive, Inc., Blue Bird Corporation, Pathmark Stores, Inc. and Supermarkets General Holding Corporation.

    Mr. Sidhu has been a director of Merrill Lynch Capital Partners since 1988. He has been a Special Limited Partner of Stonington Partners since August 1993; a partner of Merrill Lynch Capital Partners from 1993 to July 1994; a Senior Vice President of Merrill Lynch Capital Partners from 1987 to July 1994; a Vice President of Merrill Lynch Capital Partners from 1985 to 1987; a Managing Director of the Investment Banking Division of ML & Co. from 1989 to 1993; and a Director of the Investment Banking Division of ML & Co. from 1987 to 1989. He is also a director of Clinton Mills, Inc., First-USA, Inc., and Wherehouse Entertainment, Inc.

    Mr. Santo was appointed Executive Vice President/Administration in May, 1995. Prior thereto he was appointed Senior Vice President/Administration in February 1993 and was also Vice President/Legal Affairs of the Company, a position he had held for more than the five years prior to 1993. In addition, Mr. Santo was appointed Secretary of the Company effective January 1, 1992.

    Mr. Wright was appointed Executive Vice President/Chief Financial Officer of the Company in May 1995. Prior thereto he was appointed Senior Vice President/Chief Financial Officer in February 1995 and was also Senior Vice President/Finance from February 1993 until February 1995 and Vice

President and Controller of the Company from September 1988 until February 1993. Mr. Wright became Vice President of the Company in June 1986. In addition, Mr. Wright had served as Vice President of Finance of Eckerd Drug Company, formerly Old Eckerd's principal subsidiary ("Eckerd Drug Company"), since May 1985.

    Mr. Flynn was appointed Senior Vice President/Store Operations of the Company in December 1994. Prior to joining the Company, he was Executive Vice President with the Thrifty/Payless drug chain in Portland, Oregon from August 1993. Prior to joining Thrifty/Payless in August 1993, Mr. Flynn was employed by Lucky Stores, Inc. for over 30 years, most recently as Senior Vice President/Store Operations.

    Mr. Kelly was appointed Senior Vice President/Merchandising in February 1993. Prior thereto he had served as Vice President of Merchandising of Eckerd Drug Company for more than the preceding five years.

    Mr. Powis was appointed Senior Vice President/Pharmacy in April 1995. Prior to joining the Company, he was Senior Vice President Pharmacy Services for the American Association of Retired Persons ("AARP") from September 1994. Prior to joining AARP, Mr. Powis was employed for over 19 years by Hooks SupeRx, Inc., most recently as Senior Vice President Pharmacy Services.

    Mr. Boos was appointed Vice President of the Company in April 1991. In addition, Mr. Boos had been Vice President of Real Estate and Development of Eckerd Drug Company since August 1985. Mr. Boos joined Eckerd Drug Company in 1982.

    Mr. Gladysz was appointed Vice President/Treasurer of the Company in May 1994. Prior to joining the Company, Mr. Gladysz was Executive Vice President/Treasurer for Fortune Bancorp, a Florida banking organization, a position he held for more than the five years prior to 1994.

    Mr. Lewis was appointed Vice President/General Counsel and Assistant Secretary of the Company in August 1994. He was a shareholder in the law firm of Shackleford, Farrior, Stallings & Evans, P.A. in Tampa, Florida, from January 1992 to August 1994 and was an associate at that firm for more than five years prior thereto.

    Messrs. Turley, Boyle, Doluisio, Dunn, Fitzgibbons and Lehr have been directors of the Company since May 1986. Mr. Sidhu became a director of the Company in April 1988, Mr. Michas became a director of the Company in April 1990, and Mr. Newman became a director in July 1993.

    The Board of Directors of the Company is divided into three classes serving staggered three-year terms. The terms of office of Messrs. Fitzgibbons, Turley and Lehr will expire on the date of the annual meeting of stockholders of the Company (the "Annual Meeting") in 1996, the terms of office of Messrs. Boyle, Doluisio and Sidhu will expire on the date of the Annual Meeting in 1997 and the terms of office of Messrs. Michas, Dunn and Newman will expire on the date of the Annual Meeting in 1998.

    Messrs. Doluisio, Dunn and Lehr serve as members of the Audit Committee, Messrs. Fitzgibbons, Dunn and Lehr serve as members of the Executive Compensation and Stock Option Committee, and Messrs. Turley, Dunn and Fitzgibbons serve as members of the Executive Committee, of the Board of Directors of the Company.

    Messrs. Fitzgibbons, Sidhu and Michas are employees of Stonington Partners and serve on the Board of Directors of the Company as representatives of the Merrill Lynch Investors. In August 1993, Messrs. Fitzgibbons, Sidhu and Michas, together with other colleagues from Merrill Lynch Capital Partners, founded Stonington Partners. In July 1994, Messrs. Fitzgibbons, Sidhu and Michas left the employment of Merrill Lynch, although each has continued as a director of Merrill Lynch Capital

Partners and the other companies in which certain affiliates of Merrill Lynch have equity investments and for which they were serving as a director in July 1994 (such other companies, the "Merrill Lynch Affiliates"). In this connection, each of Messrs. Fitzgibbons, Sidhu and Michas entered into a consulting agreement with Merrill Lynch Capital Partners which provides, among other things, for his continued availability to serve on the Board of Directors of the Company and the respective boards of directors of the Merrill Lynch Affiliates for which he was serving as a director in July 1994 until requested to resign by Merrill Lynch Capital Partners, and for his compensation (directly or indirectly) by Merrill Lynch Capital Partners for serving in such director capacities and for other consulting services.

    Officers of the Company serve at the discretion of the Board of Directors. Officers are elected for a one-year term by the Board of Directors at its annual meeting. There is no family relationship between any of the aforementioned officers or directors of the Company.

                       PRINCIPAL AND SELLING STOCKHOLDERS


    The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of May 27, 1995 by (i) each of the directors of the Company, (ii) each of the named executive officers of the Company, (iii) each person known by the Company to be the beneficial owner of approximately five percent or more of the outstanding Common Stock, (iv) all of the Company's directors and executive officers as a group and (v) by each Selling Stockholder. Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares. The following table treats the 43,045 shares of Common Stock held by the Management Investors and other employees of the Company and subject to certain restrictions (the "Management Restricted Stock") as issued and outstanding. See "Description of Capital Stock--Management Restricted Stock." The table does not reflect the Merrill Lynch Distribution or the possible sale of additional shares by the Company and the Merrill Lynch Investors if the Underwriters' over-allotment options are exercised in full.



                                        OWNERSHIP PRIOR TO                           OWNERSHIP AFTER
                                           THE OFFERING                                THE OFFERING
                                    --------------------------                  --------------------------
                                     SHARES OF                      SHARES       SHARES OF
                                    COMMON STOCK    PERCENTAGE    TO BE SOLD    COMMON STOCK    PERCENTAGE
                                    ------------    ----------    ----------    ------------    ----------

Merrill Lynch Investors(1).......    11,761,951        36.59       2,000,000      9,761,951(2)     28.18(2)

AIM Management Group Inc.(3).....     1,923,400         5.98          --          1,923,400         5.55

Stewart Turley(4)................       523,723         1.63          --            523,723         1.51

Francis A. Newman(5).............        53,350        *              --             53,350        *

John W. Boyle(6).................       164,505        *              --            164,505        *

Dr. James T. Doluisio(7).........         6,937        *              --              6,937        *

Donald F. Dunn(8)................        13,217        *              --             13,217        *

Albert J. Fitzgibbons,
III(9)(10).......................         4,717        *              --              4,717        *

Lewis W. Lehr(11)................         9,017        *              --              9,017        *

Alexis P. Michas(9)(12)..........         4,675        *              --              4,675        *

Rupinder S. Sidhu(9)(13).........        20,263        *              --             20,263        *

Robert L. Myers(14)..............        61,633        *              --             61,633        *

James M. Santo(15)...............        98,053        *              --             98,053        *

Samuel G. Wright(16).............        62,754        *              --             62,754        *

All directors and executive
  officers as a group (18
persons)(17)(18).................     1,102,991         3.41          --          1,102,991         3.17


- ------------

  * Less than one percent

 (1) As of May 27, 1995 shares of Common Stock beneficially owned by the Merrill Lynch Investors were owned of record as follows: 750,811 shares by Merrill Lynch Capital Corporation, 7,728,005 shares by Merrill Lynch Capital Appreciation Partnership No. II, L.P., 196,600 shares by ML Offshore LBO Partnership No. II, 203,673 shares by ML Employees LBO Partnership No. I, L.P., 69,704 shares by Merrill Lynch KECALP L.P. 1986, 1,193,674 shares by Merrill Lynch Capital Appreciation Partnership No. B-IX, L.P., 699,195 shares by ML Offshore LBO Partnership No. B-IX, 18,930 shares by MLCP Associates L.P. No. II., 105,491 shares by Merrill Lynch KECALP L.P. 1989, 650,877 shares by ML IBK Positions, Inc., 36,657 shares by Merchant Banking L.P. No. IV, 15,491 shares by ML Oklahoma Venture Partners, Limited Partnership and 92,843 shares by ML Venture Partners II, L.P. The address for the Merrill Lynch Investors and

                                         (Footnotes continued on following page)

(Footnotes continued from preceding page) each of the aforementioned record holders is c/o Merrill Lynch & Co., Inc., Merrill Lynch World Headquarters, North Tower, New York, New York 10281.


 (2) After the Merrill Lynch Distribution, the Merrill Lynch Investors will beneficially own 9,609,754 shares of Common Stock, which would represent approximately 27.74% of the shares of Common Stock outstanding after the Offering.



 (3) AIM Management Group Inc. has shared voting and investment power over such shares. The address for AIM Management Group Inc. is 11 Greenway Plaza, Suite 1919, Houston, Texas 77046. The foregoing information is based on a Form 13F dated March 31, 1995.



 (4) Total does not reflect the 45,334 shares of Common Stock transferred by Mr. Turley to certain family members. Mr. Turley disclaims beneficial ownership of such shares. Total includes 16,000 shares transferred by Mr. Turley to The Stewart Turley Foundation, Inc. Mr. Turley disclaims beneficial ownership of such shares. Total includes options covering 44,421 shares of Common Stock which are exercisable as of May 27, 1995 or within 60 days thereafter. Includes 9,360 shares of Management Restricted Stock which vest upon the occurrence of Restricted Stock Events but does not reflect the 2,217 shares of Management Restricted Stock transferred by Mr. Turley to certain family members. Mr. Turley disclaims beneficial ownership of such shares.



 (5) Total includes options covering 50,000 shares of Common Stock which are exercisable as of May 27, 1995 or within 60 days thereafter.



 (6) Total does not reflect 127,393 shares of Common Stock transferred to certain irrevocable trusts established by Mr. Boyle. Mr. Boyle disclaims beneficial ownership of such shares. Total includes options covering 40,800 shares of Common Stock which are exercisable as of May 27, 1995 or within 60 days thereafter. Total does not reflect 5,144 shares of Management Restricted Stock which vest upon the occurrence of Restricted Stock Events transferred by Mr. Boyle to certain family members.



 (7) Total includes options covering 3,334 shares of Common Stock which are exercisable as of May 27, 1995 or within 60 days thereafter. Includes 92 shares of Management Restricted Stock which vest upon the occurrence of Restricted Stock Events.



 (8) Total includes options covering 3,334 shares of Common Stock which are exercisable as of May 27, 1995 or within 60 days thereafter. Includes 92 shares of Management Restricted Stock which vest upon the occurrence of Restricted Stock Events.



 (9) Messrs. Fitzgibbons, Michas and Sidhu are directors of the Company and Merrill Lynch Capital Partners. Until July 1994 they were officers of Merrill Lynch Capital Partners and employees of ML & Co. Each disclaims beneficial ownership of shares of Common Stock beneficially owned by the Merrill Lynch Investors. The business address for Messrs. Fitzgibbons, Michas and Sidhu is c/o Stonington Partners, 767 Fifth Avenue, 48th Floor, New York, NY 10153.



(10) Total includes options covering 3,334 shares of Common Stock which are exercisable as of May 27, 1995 or within 60 days thereafter. Total includes 92 shares of Management Restricted Stock which vest upon the occurrence of Restricted Stock Events.



(11) Total includes options covering 3,334 shares of Common Stock which are exercisable as of May 27, 1995 or within 60 days thereafter. Total includes 92 shares of Management Restricted Stock which vest upon the occurrence of Restricted Stock Events.



(12) Total includes options covering 4,675 shares of Common Stock which are exercisable as of May 27, 1995 or within 60 days thereafter, including options covering 98 shares of Common Stock which vest upon the occurrence of Restricted Stock Events.



(13) Total includes options covering 4,717 shares of Common Stock which are exercisable as of May 27, 1995 or within 60 days thereafter, including options covering 92 shares of Common Stock which vest upon the occurrence of Restricted Stock Events.


                                         (Footnotes continued on following page)

(Footnotes continued from preceding page)

(14) Total includes options covering 6,500 shares of Common Stock which are exercisable as of May 27, 1995 or within 60 days thereafter. Includes 1,229 shares of Management Restricted Stock which vest upon the occurrence of Restricted Stock Events. Mr. Myers resigned as Senior Vice
     President/Pharmacy of the Company on May 26, 1995.



(15) Total includes options covering 9,100 shares of Common Stock which are exercisable as of May 27, 1995 or within 60 days thereafter. Includes 2,004 shares of Management Restricted Stock which vest upon the occurrence of Restricted Stock Events.



(16) Total includes options covering 9,100 shares of Common Stock which are exercisable as of May 27, 1995 or within 60 days thereafter. Includes 1,930 shares of Management Restricted Stock which vest upon the occurrence of Restricted Stock Events.



(17) The total number of all directors and executive officers as a group includes Robert L. Myers, the former Senior Vice President/Pharmacy, who resigned from his position on May 26, 1995.



(18) Total includes options covering 193,049 shares of Common Stock which are exercisable as of May 27, 1995 or within 60 days thereafter, including options covering 190 shares of Common Stock which vest upon the occurrence of Restricted Stock Events. Total includes 16,614 shares of Management Restricted Stock which vest upon the occurrence of Restricted Stock Events.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

    The following summaries of the principal terms of certain outstanding indebtedness of the Company do not purport to be complete and are subject to the detailed provisions of, and qualified in their entirety by reference to, the respective financing agreements, copies of which have been filed or incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part and to which exhibits reference is hereby made. Whenever particular provisions of such documents are referred to, such provisions are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by such reference.

THE CREDIT AGREEMENT

    The Company is party to the Credit Agreement dated as of June 14, 1993 as amended and restated as of August 3, 1994 (the "Credit Agreement") with the financial institutions party thereto (the "Lenders"), Chemical Bank, a New York banking corporation ("Chemical Bank"), NationsBank of Florida, N.A., a national banking association, as managing agents for the Lenders (in such capacity, each a "Managing Agent") and as swingline lenders (in such capacity, each a "Swingline Lender"), and Chemical Bank as administrative agent for the Lenders, the Swingline Lenders and the fronting banks with respect to letters of credit ("Letters of Credit") and bankers' acceptances ("Bankers' Acceptances") issued in connection with the Credit Agreement.

    The Lenders extended credit (i) on a term basis in an aggregate principal amount not to exceed $500.0 million (the "Term Loans") and (ii) on a revolving basis at any time and from time to time prior to July 29, 2000, in an aggregate principal amount outstanding not in excess of $350.0 million (the "Revolving Loans") of which up to (a) $30.0 million of such amount is available as swingline loans (the "Swingline Loans") and (b) $155.0 million of such amount is available as Letters of Credit and Bankers' Acceptances. At June 24, 1995, the Company had approximately $424.8 million outstanding under the Term Loans, $91.0 million outstanding under the Revolving Loans and $8.0 million of Bankers' Acceptances and had unused and available borrowing commitments under the Revolving Loans of $162.4 million (which is net of $88.6 million of letters of credit). The term of the Credit Agreement expires on July 29, 2000.

    The Company uses the proceeds of Revolving Loan borrowings from time to time for general corporate purposes of the Company and its subsidiaries. The proceeds of Swingline Loans are also used for general corporate purposes of the Company and its subsidiaries. Letters of Credit and Bankers' Acceptances are used to support obligations of the Company and its subsidiaries incurred in the ordinary course of business.

    The obligations of the Company under the Credit Agreement are unconditionally guaranteed by each of the active subsidiaries of the Company (each, a "Guarantor"). The Company and certain of the Guarantors have in addition pledged capital stock of the Guarantors, and all borrowings under the Credit Agreement are secured by a first priority lien on all accounts, accounts receivable, equipment, inventory, proceeds, intellectual property, and certain other property of the Company and first priority mortgages on two distribution centers of the Company located in Texas and the Company's headquarters located in Florida.

    The Term Loans and the Revolving Loans bear interest at a rate per annum equal to, at the Company's option, (i) the Alternate Base Rate ("ABR") (defined in the Credit Agreement as the highest of (a) the prime rate, (b) the federal funds effective rate plus 1/2 of 1%, and (c) the base CD rate plus 1%) or (ii) the Adjusted LIBO rate ("LIBOR") (defined in the Credit Agreement as the product of (a) LIBOR in effect for the applicable interest period and (b) statutory reserves) plus, in each case, the applicable LIBOR or ABR spread (the "Interest Spread"), as the case may be. The Interest Spread is determined by reference to the ratio of funded debt to earnings before interest, taxes, depreciation and amortization (the "Ratio"). If the Ratio is (w) less than or equal to 2.5 ("Level I Ratio"), the Interest Spread is 0% on ABR loans and 3/4 of 1% on LIBOR loans, (x) less than or equal to 3.0 but greater than 2.5 ("Level II Ratio"), the Interest Spread is 0% on ABR loans and 1% on LIBOR loans, (y) less than or equal to 3.5 but greater than 3.0 ("Level III Ratio"), the Interest Spread is 1/4 of 1% on ABR loans and 1 and 1/4% on LIBOR loans, and
(z) greater than 3.5 ("Level IV Ratio"), the Interest Spread is 1/2 of 1% on ABR loans and 1 and 1/2% on LIBOR loans. Interest is computed on the basis of actual number of days elapsed over a 360-day year except when the rate is determined by reference to the prime rate, in which case it is computed on the basis of actual number of days elapsed over a 365- or 366-day year. The Swingline Loans bear interest at the rate applicable to ABR Revolving Loans.

    Interest on ABR borrowings are payable quarterly. Interest on LIBOR borrowings are payable at the end of the relevant interest period (one, two, three or six-month periods, except that with respect to six-month periods, interest shall be payable every three months). The Company pays the Lenders a commitment fee on the undrawn amount of the revolving facilities determined by reference to the Ratio. If the Company has achieved a (x) Level I Ratio, the commitment fee is 1/4 of 1%; (y) Level II Ratio or Level III Ratio, the commitment fee is 3/8 of 1%; or (z) Level IV Ratio, the commitment fee is 1/2 of 1%. The Company also pays Letter of Credit fees and Bankers' Acceptance fees, and has paid commitment and other fees to the Managing Agents and the Lenders.

    Principal of the Term Loans will be amortized on the following schedule:

              DATE                   AMOUNT
- --------------------------------   -----------
July 29, 1995...................   $ 9,547,000
October 28, 1995................     9,547,000
February 3, 1996................    33,413,000
April 27, 1996..................    14,320,000
August 3, 1996..................    14,320,000
November 2, 1996................    14,320,000
February 1, 1997................    33,413,000
May 3, 1997.....................    14,320,000
August 2, 1997..................    14,320,000
November 1, 1997................    14,320,000
January 31, 1998................    38,187,000

              DATE                   AMOUNT
- --------------------------------   -----------
May 2, 1998.....................   $14,320,000
August 1, 1998..................    14,320,000
October 31, 1998................    14,320,000
January 30, 1999................    47,733,000
May 1, 1999.....................    14,320,000
July 31, 1999...................    14,320,000
October 30, 1999................    14,320,000
January 29, 2000................    52,507,000
April 29, 2000..................    14,320,000
July 29, 2000...................    14,320,000

    The Company is required to prepay borrowings under the Credit Agreement with
(i) in any fiscal year, the excess of (a) the aggregate net proceeds of dispositions of assets of the Company and its subsidiaries over (b) $6.0 million, (ii) in any fiscal year, the net proceeds of any incurrence of debt (other than indebtedness permitted under the Credit Agreement), and (iii) 50% of the excess of (a) net proceeds of any equity issuance over (b) the amount of such proceeds applied to redeem or repurchase the 11 1/8% Debentures. Mandatory prepayments are to be applied (i) first, pro rata against remaining scheduled installments of principal due in respect of Term Loans and (ii) second, to prepay Swingline Loans and then other Revolving Loans.

    The Company has the right to prepay any borrowings under the Credit Agreement in whole or in part at any time. Optional prepayments of Term Loans are to be applied (i) first, in the order of maturity of the scheduled installments of principal due on the repayment dates occurring during the twelve-month period beginning on the date of such prepayment and (ii) second, pro rata against the remaining scheduled installments of principal due in respect of Term Loans.

    The Credit Agreement contains various restrictive covenants prohibiting the Company and its subsidiaries from (subject to certain exceptions), (i) incurring or permitting to exist any indebtedness, other than, among other things, (a) certain indebtedness specified existing on the date the Company restated the Credit Agreement, (b) indebtedness that consists of purchase money indebtedness or capital lease obligations and is either (x) incurred by the Company in the ordinary course of business to finance capital expenditures or (y) exists with respect to an acquired entity if such indebtedness exists at the time of acquisition; provided, that indebtedness described in (x) and (y) shall not exceed $10.0 million in any fiscal year and indebtedness described in (x) must be incurred within 90 days after the making of the capital expenditure financed thereby, (c) certain deferred purchase price obligations in an amount not to exceed $5.0 million, (d) reimbursement obligations in limited amounts, (e) certain intercompany indebtedness, (f) indebtedness in respect of interest rate protection agreements, (g) the 11 1/8% Debentures, (h) the 9 1/4% Notes, (i) subordinated indebtedness incurred solely to redeem the 11 1/8% Debentures or the 9 1/4% Notes in whole at an interest rate more favorable than that in effect under the 11 1/8% Debentures or the 9 1/4% Notes, as the case may be, and on terms no less favorable to the Company than those in effect under the 11 1/8% Debentures or the 9 1/4% Notes, and (j) obligations of the Company and certain subsidiaries under various stock or option purchase agreements; (ii) incurring or permitting to exist any liens, other than, among other things, (a) certain specified liens existing on the date the Company restated the Credit Agreement,
(b) liens existing on property or assets prior to the acquisition thereof by the Company, (c) purchase money security interests in real property, improvements thereto or equipment, and (d) liens on consigned goods; (iii) entering into sale and leaseback transactions other than those specified in the Credit Agreement;
(iv) making investments, loans or advances in excess of $7.0 million in the aggregate at any time outstanding, other than, among others, the acquisitions of entities engaged in one or more lines of business substantially similar to those engaged in on the date the Credit Agreement was restated, not to exceed $50.0 million in any instance or $100.0 million in any fiscal year (subject, in the case of any such acquisition exceeding $15.0 million, to certain pro forma financial ratio compliance tests); (v) merger, consolidation, sale of all or any substantial part of any asset or any capital stock of a subsidiary, or acquisitions (including leases of all or any substantial part of the assets of any entity), except for, among other things, (a) the sale of inventory in the ordinary course of business, (b) the sale of accounts receivable on an ongoing basis; provided that the purchaser of such receivables may at no time invest more than $75.0 million, (c) the sale or other disposal of certain specified real estate, and (d) the sale of $35.0 million of assets, provided that sales not exceed $10.0 million in any twelve-month period; (vi) declaring or paying dividends or distributions, except for, among other things, purchases or redemptions of stock in connection with certain existing management subscription agreements; (vii) engaging in any transaction with any affiliate other than, subject to limited exceptions, on arms-length terms; (viii) engaging in business activities not reasonably related to their current business activities; (ix) subject to limited exceptions, prepaying or redeeming indebtedness; (x) amending, waiving, modifying or terminating certain documents, including, among others, their respective charter documents and the terms of material indebtedness of the Company, unless such amendment, waiver, modification or termination is not adverse to the Lenders; and (xi) maintaining a bank account with a financial institution other than a Lender, except as expressly specified. The Company obtained the consent of the Lenders under the Credit Agreement to permit the Company to consummate the Florida Acquisition and to apply the net proceeds from the Offering and Revolving Loan borrowings as described in "Use of Proceeds."


    The Credit Agreement requires the Company to satisfy certain financial covenants, including, among other things, on a quarterly basis, with respect to the four immediately preceding quarters: (i) the Ratio; (ii) interest coverage ratio; and (iii) fixed charge coverage.

    "Events of Default" under the Credit Agreement include (i) default in the payment when due of any principal payable on the loans under the Credit Agreement; (ii) default in the payment of any interest, fees or other amounts payable under the Credit Agreement for a period of three business days; (iii) the failure to comply with any covenant, condition or agreement contained in the Credit Agreement or related loan documents; (iv) the failure to pay any principal or interest due in respect to any indebtedness in a principal amount in excess of $3.0 million (after giving effect to any applicable grace period); (v) the commencement of a bankruptcy, insolvency, receivership or similar action by or against the Company or any subsidiary; (vi) one or more judgments in an aggregate amount in excess of $250,000 (to the extent not covered by insurance) rendered against the Company or any subsidiary which shall remain undischarged for a period of 10 consecutive days; (vii) certain events under the Employee Retirement Income Security Act of 1975; and (viii) a change in control ("Change in Control") which shall occur, if, among other things, (a) any person or group other than Merrill Lynch Capital Partners and its affiliates shall own shares representing more than 30% of the ordinary voting power of the Company, and (b) certain specified changes in the composition of the board of directors of the Company occur.

THE 9 1/4% NOTES

    The 9 1/4% Notes are senior subordinated obligations of the Company, subordinated in right of payment to all existing and future senior debt of the Company. The 9 1/4% Notes are senior to the 11 1/8% Debentures. The 9 1/4% Notes are redeemable at the option of the Company, in whole or in part, at specified redemption prices, and upon a Change in Control. The 9 1/4% Notes bear interest at 9 1/4% per annum and mature on February 15, 2004.

    The indenture pursuant to which the 9 1/4% Notes were issued (the "9 1/4% Notes Indenture") contains certain covenants that, among other things, restrict
(i) the incurrence of additional indebtedness by the Company and its Restricted Subsidiaries (as defined in the 9 1/4% Notes Indenture), (ii) the payment of dividends on, and redemptions of, capital stock of the Company and the making of other restricted payments, (iii) the incurrence of restrictions on the ability of Restricted Subsidiaries to pay dividends or other payments to the Company,
(iv) the incurrence of liens, (v) transactions with affiliates, (vi) the use of proceeds from the disposition of certain assets of the Company or the sale of the stock of Restricted Subsidiaries, (vii) the issuance of certain guarantees and pledges by Restricted Subsidiaries, (viii) the issuance and sale of capital stock by Restricted Subsidiaries, (ix) the incurrence of other senior subordinated indebtedness and (x) the ability of the Company to engage in certain mergers or consolidations or to transfer all or substantially all of its assets to another person.

    Upon a Change in Control, (i) the Company will have the option to redeem the 9 1/4% Notes and (ii) subject to certain conditions, the Company will be required to make an offer to purchase each holder's 9 1/4% Notes at 101% of the principal amount thereof plus accrued interest to the date of redemption. In addition, the Company will, under certain circumstances, be obligated to make an offer to purchase 9 1/4% Notes in the event of Asset Sales (as defined in the 9 1/4% Notes Indenture). The Credit Agreement, however, prohibits the Company from optionally redeeming the 9 1/4% Notes.

THE 11 1/8% DEBENTURES

    The 11 1/8% Debentures are subordinated to all existing and future senior debt of the Company, and are redeemable at the option of the Company, in whole and in part, at 100% of their principal amount plus accrued interest to the date of redemption. Interest on the 11 1/8% Debentures accrues and is payable at the rate of 11 1/8% per annum. The final maturity date of the 11 1/8% Debentures is May 1, 2001. As of May 27, 1995 the accreted value of the 11 1/8% Debentures outstanding was approximately $73.6 million. The Company intends to redeem all of the outstanding 11 1/8% Debentures with a portion of the net proceeds from the Offering and Revolving Loans under the Credit Agreement. See "Use of Proceeds."

THE INDUSTRIAL DEVELOPMENT REVENUE BONDS

    The Company has issued and outstanding $18.25 million in Variable Rate Demand Industrial Development Revenue Refunding Bonds including $8.25 million due March 1, 2009 and $10.0 million due May 1, 2013. The variable rate demand industrial development revenue refunding bonds currently have an interest rate which is a daily rate established by J.P. Morgan Securities, Inc. and is indicative of current bid-side yields of high grade tax-exempt securities. At the Company's option, and under certain conditions, the interest rate may be changed to a monthly rate or a fixed rate. The bonds are secured by the related buildings, leases and letters of credit and are guaranteed obligations of the Company. The reimbursement agreement relating to the letters of credit incorporates the restrictive covenants and limitations of the Credit Agreement.

THE IFS SALE AND LEASEBACK

    On June 15, 1993, the Company entered into the IFS Sale and Leaseback, which is an agreement for a sale and leaseback of certain assets related to its photo processing business. The Company has sold certain photo processing equipment to Imaging Financial Services, Inc., a Delaware corporation, for approximately $35.0 million, and entered into a five-year lease with respect to such equipment. At the end of the five years, the Company may renew the agreement or terminate the lease and return the equipment.

                          DESCRIPTION OF CAPITAL STOCK

    The following summary is subject to the detailed provisions of, and is qualified in its entirety by reference to, the Company's Restated Certificate of Incorporation and Restated By-laws, copies of which have been incorporated by reference as exhibits to the Registration Statement of which this Prospectus is a part. The authorized capital stock of the Company consists of 100 million shares of Common Stock and 20 million shares of preferred stock, par value $.01 per share.

COMMON STOCK

    The Company's authorized common stock consists of 100 million shares of Common Stock, par value $.01 per share (of which 3,518,728 shares are Non-Voting Common Stock (Series I), par value $.01 per share). As of May 27, 1995, there were 32,143,900 shares of Common Stock outstanding and employee stock options outstanding to purchase an aggregate of 1,673,455 shares of Common Stock (of which options to purchase an aggregate of 346,988 shares of Common Stock were exercisable). In addition, 1,806,627 shares of Common Stock were reserved for issuance pursuant to the Company's 1993 and 1995 Stock Option and Incentive Plans. Subject to certain conditions, shares of Common Stock held by any Regulated Banking Stockholder (as defined in the Restated Certificate of Incorporation) may be converted into the same number of shares of Non-Voting Common Stock and shares of Non-Voting Common Stock held by any holder may be converted into the same number of shares of Common Stock.

  Voting Rights

    Each share of Common Stock entitles the holder thereof to one vote in elections of directors and all other matters submitted to a vote of stockholders. The Common Stock does not have cumulative voting rights, which means that holders of a majority of the outstanding Common Stock voting for the election of directors can elect all directors then being elected. Each share of Non-Voting Common Stock does not entitle the holder thereof to any vote on matters on which the holders of Common Stock are entitled to vote, except on any amendment, repeal or modification of any provision of the Company's Restated Certificate of Incorporation which adversely affect the rights of the holders of Non-Voting Common Stock or as otherwise required by law.

  Dividends

    Subject to the rights of any preferred stock which may be issued by the Board of Directors, each share of Common Stock and Non-Voting Common Stock has an equal and ratable right to receive dividends to be paid from the Company's assets legally available therefor when, as and if declared by the Board of Directors. The terms of the Company's outstanding indebtedness restrict the declaration and payment of dividends on the Common Stock.

  Liquidation

    In the event of the dissolution, liquidation or winding up of the Company, the holders of Common Stock and Non-Voting Common Stock are entitled to share equally and ratably in the assets available for distribution after payments are made to the Company's creditors and to the holders of any preferred stock of the Company that may be outstanding at the time.

  Other

    The holders of shares of Common Stock and Non-Voting Common Stock have no preemptive, subscription, redemption or conversion rights and are not liable for further call or assessment. All of the outstanding shares of Common Stock are fully paid and nonassessable.

  Registrar and Transfer Agent

    Chemical Mellon Shareholder Services acts as Registrar and Transfer Agent for the Common Stock.

PREFERRED STOCK

    The Company's Restated Certificate of Incorporation provides that the Company may issue up to 20 million shares of preferred stock and the Board of Directors of the Company is authorized, without further stockholder action, to divide any or all shares of authorized preferred stock into series and to fix and determine the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereon, of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this Prospectus, the Board of Directors of the Company has not authorized any series of preferred stock and there are no plans, agreements or understandings for the issuance of any shares of preferred stock.

MANAGEMENT RESTRICTED STOCK

    As of May 27, 1995, the Management Investors held 31,598 shares of Common Stock subject to certain restrictions (the "Management Restricted Stock"). The Management Restricted Stock will vest automatically on July 31, 1998 provided that the holder thereof is then employed by the Company. The Management Restricted Stock may vest earlier upon the achievement by the Company of certain levels of performance as indicated by the market price of the Common Stock during the 12-month period ended July 31, 1996 (such date or event upon which the Management Restricted Stock may vest is referred to as a "Restricted Stock Event"). On October 27, 1994, 62,874 shares of Management Restricted Stock held by the Management Investors vested pursuant to the occurrence of a Restricted Stock Event.

CERTIFICATE OF INCORPORATION AND BY-LAWS

    Certain provisions of the Company's Restated Certificate of Incorporation and Restated By-laws could make more difficult non-negotiated acquisitions of the Company. The Board of Directors believes that these provisions will help to assure the continuity and stability of the Board of Directors and the business strategies and policies of the Company as determined by the Board of Directors. These provisions could have the effect, however, of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company even though such an attempt might be beneficial to the Company and its stockholders.

    Pursuant to the Company's Restated Certificate of Incorporation, the Board of Directors of the Company is divided into three classes serving staggered three-year terms. Directors can be removed from office only for cause and only by the affirmative vote of the holders of a majority of the then-outstanding shares of capital stock entitled to vote generally in an election of directors. Vacancies on the Board of Directors may be filled only by the remaining directors and not by the stockholders.

    The Restated Certificate of Incorporation also provides that any action required or permitted to be taken by the stockholders of the Company may be effected only at an annual or special meeting of stockholders, and prohibits stockholder action by written consent in lieu of a meeting. The Company's Restated By-laws provide that special meetings of stockholders may be called only by the chairman, the president or the secretary of the Company and must be called by any such officer at the request in writing of the Board of Directors. Stockholders may call a special meeting if the holders of not less than 50% of all votes entitled to be cast at a special meeting send a written demand to the Company's Secretary.

    The Restated By-laws establish an advance notice procedure for the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, notice of intent to nominate a director or raise business at such meetings must be received by the Company not less than 60 nor more than 90 days prior to the anniversary of the previous year's annual meeting, and must contain certain specified information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

    The foregoing summary is qualified in its entirety by the provisions of the Company's Restated Certificate of Incorporation and Restated By-laws, copies of which have been incorporated by reference as exhibits to the Registration Statement of which this Prospectus constitutes a part.

LIMITATIONS ON DIRECTORS' LIABILITY

    The Company's Restated Certificate of Incorporation provides that, to the fullest extent permitted by the General Corporation Law of the State of Delaware (the "DGCL"), directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Section 102(7) of the DGCL, however, states that such a provision may not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL, relating to unlawful dividends, distributions or the repurchase or redemption of stock or (iv) for any transaction from which the director derives an improper personal benefit.

    The Company's Restated By-laws provide that the Company shall indemnify and hold harmless, to the fullest extent permitted by the DGCL, any person against expenses (including attorney's fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with any threatened, pending or completed legal proceedings in which such person is involved by reason of the fact that he is or was a director, officer, employee or agent of the Company (or serving in any such capacity with another business organization at the request of the Company) if he acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. If the legal proceeding, however, is by or in the right of the Company, such director, officer, employee or agent may not be indemnified in respect of any claim, issue or matter as to which he shall have been adjudged to be liable to the Company unless a court determines otherwise.

    The Company has entered into agreements to indemnify its directors and officers in addition to the indemnification provided for in the Restated Certificate of Incorporation. These agreements, among other things, indemnify the Company's directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of the Company, on account of services as a director or officer of the Company or as a director or officer of any subsidiary of the Company, or as a director or officer of any other company or enterprise to which the person provides services at the request of the Company.

REGISTRATION RIGHTS

    Pursuant to a registration rights agreement, as amended, among the Company, the Merrill Lynch Investors, the Management Investors and the other stockholders of the Company who held shares immediately prior to the IPO (the "Registration Rights Agreement"), holders of at least 25% of the Common Stock have the right to demand registration under the Securities Act of their shares of Common Stock. Subject to certain exceptions, the Company will be required, at its expense, to register such shares and to include in the registration on request all other shares owned by parties to the

Registration Rights Agreement (or their permitted transferees) who notify the Company of their request. In addition, in the event the Company proposes to register any of its equity securities under the Securities Act, each party to the Registration Rights Agreement (or its permitted transferee) has the incidental right, subject to certain exceptions, to have the shares of the Common Stock then owned by it included in such registration. The Company has agreed that, in the event of any registration of securities owned by a party to the Registration Rights Agreement (or permitted transferee) in accordance with the provisions thereof, it will indemnify such person, and certain related persons, against liabilities incurred in connection with such registration, including liabilities arising under the Securities Act.

    The registration rights of the existing stockholders are subject to certain limitations intended to prevent undue interference with the Company's ability to distribute securities, including, without limitation, the provisions that (i) demand registration rights may not be exercised within six months after the effective date of the Company's most recent registration statement (other than registration on Form S-4 or S-8) and (ii) the 1% Holders will not offer for public sale any shares owned by them during the seven days before or 120 days after the effective date of any registration statement filed pursuant to the Registration Rights Agreement.

    The Company has included the shares of Common Stock to be sold by the Selling Stockholders in the Offering pursuant to the exercise by such Selling Stockholders of their incidental registration rights under the Registration Rights Agreement.

                                  UNDERWRITING

    Subject to the terms and conditions set forth in the Purchase Agreement (the "Purchase Agreement") among the Company, the Selling Stockholders and each of the underwriters named below (the "Underwriters"), the Company and the Selling Stockholders severally have agreed to sell to each of the Underwriters, and each of the Underwriters severally has agreed to purchase from the Company and the Selling Stockholders, the number of shares of Common Stock set forth opposite its name below.

                                                                           NUMBER OF
           UNDERWRITERS                                                     SHARES
- ------------------------------------------------------------------------   ---------
Merrill Lynch, Pierce, Fenner & Smith
           Incorporated.................................................
CS First Boston Corporation.............................................
Morgan Stanley & Co. Incorporated.......................................
Raymond James & Associates, Inc.........................................
                                                                           ---------
           Total........................................................   4,500,000
                                                                           ---------
                                                                           ---------

    Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), CS First Boston Corporation, Morgan Stanley & Co. Incorporated and Raymond James & Associates, Inc. are acting as representatives (the "Representatives") of the several Underwriters.

    In the Purchase Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock offered hereby if any of such shares are purchased. Under certain circumstances, the commitments of the non-defaulting Underwriters may be increased.

    The Underwriters have advised the Company that they propose initially to offer the shares to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a
concession not in excess of $         per share. The Underwriters may allow, and
such dealers may reallow, a discount not in excess of $         per share to
certain other dealers. After the Offering, the public offering price, concession and discount may be changed.


    The Company and certain of the Merrill Lynch Investors have each granted the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of an additional 175,000 shares and 500,000 shares, respectively, to cover over-allotments, if any, at the public offering price set forth on the cover page hereof, less the underwriting discount. The Underwriters may exercise these options only to cover over-allotments, if any, made on the sale of the shares offered hereby. To the extent that the Underwriters exercise these options, each Underwriter will be obligated, subject to certain conditions, to purchase the number of shares proportionate to such Underwriter's initial amount reflected in the foregoing table.


    For information regarding the ownership by the Merrill Lynch Investors of Common Stock and the representation of affiliates of ML & Co. on the Board of Directors of the Company, see "Management" and "Principal and Selling Stockholders."


    The Common Stock is listed on the NYSE under the symbol "ECK." Because the Company is an affiliate of Merrill Lynch, one of the underwriters, the Offering is being conducted in accordance with the applicable provisions of Schedule E to the By-Laws of the National Association of Securities Dealers, Inc. In accordance with Schedule E, no NASD member participating in the distribution is permitted to confirm sales to accounts over which it exercises discretionary authority without prior specific written consent. In addition, under the rules of the NYSE, Merrill Lynch is precluded from issuing research reports that make recommendations with respect to the Common Stock for so long as the Company is an affiliate of Merrill Lynch.

    Pursuant to the Registration Rights Agreement, each 1% Holder has agreed, for a period beginning seven days before, and ending 120 days after, the effective date of the Registration Statement of which this Prospectus is a part, not to effect any public sale or distribution, including any sale pursuant to Rule 144 under the Securities Act, of Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, or any rights or warrants to acquire Common Stock, subject to certain exceptions, without the prior written consent of the Representatives of the Underwriters. See "Risk
Factors-- Shares Eligible for Future Sale." Approximately 36.8% of the shares of Common Stock outstanding upon consummation of the Offering will be subject to such lock-up agreements. In addition, certain of the Merrill Lynch
Investors that are limited partnerships will be distributing an aggregate of 152,197 shares of Common Stock pursuant to the Merrill Lynch Distribution. As a condition to receiving shares of Common Stock in the Merrill Lynch Distribution, such limited partners have agreed to be bound by the same lock-up provision as the 1% Holders for a period of 120 days after the effective date of the Registration Statement. The Merrill Lynch Distribution is expected to occur as soon as practicable after 120 days from the effective date of the Registration Statement, or on such earlier date consented to by the Representatives of the Underwriters. In addition, each of the Company and the executive officers and directors of the Company will agree, for a period of 90 days after the effective date of the Registration Statement, not to sell or otherwise dispose of any shares of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock, or any rights or warrants to acquire Common Stock, subject to certain exceptions, without the prior written consent of the Representatives of the Underwriters.


    The Company and the Selling Stockholders have agreed to indemnify the Underwriters and their controlling persons against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments the Underwriters may be required to make in respect thereof.

    Merrill Lynch, an affiliate of the Merrill Lynch Investors, acted as one of the representatives of the underwriters in the Secondary Offering and received underwriting commissions and related fees of approximately $809,200. In addition, Merrill Lynch received fees of approximately $1.4 million in connection with the financial advisory services rendered to the Company in connection with the Insta-Care Sale. In addition to Merrill Lynch, certain of the Underwriters acted as representatives of the Underwriters in the Secondary Offering and, from time to time, perform investment banking and other financial services for the Company.

                                 LEGAL MATTERS


    Certain legal matters with respect to the Common Stock will be passed upon for the Company by Skadden, Arps, Slate, Meagher & Flom, New York, New York and Robert E. Lewis, Esq., Vice President/General Counsel of the Company. Certain legal matters will be passed upon for the Underwriters by Shearman & Sterling, New York, New York. Certain partners of Skadden, Arps, Slate, Meagher & Flom are investors in the Company. Skadden, Arps, Slate, Meagher & Flom and Shearman & Sterling occasionally act as counsel to ML & Co. and its affiliates, including the Merrill Lynch Investors, and Skadden, Arps, Slate, Meagher & Flom occasionally acts as counsel to the other Underwriters.


                                    EXPERTS

    The consolidated financial statements and schedules of the Company and subsidiaries as of January 28, 1995 and January 29, 1994, and for the years ended January 28, 1995, January 29, 1994, January 30, 1993 and February 1, 1992, included in the Company's Annual Report on Form 10-K405 for the period ended January 28, 1995 and incorporated herein by reference, have been incorporated by reference in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, included or incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.

    With respect to the unaudited interim financial information of Eckerd Corporation and subsidiaries for the periods ended April 29, 1995 and April 30, 1994, incorporated by reference herein, the independent certified public accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the Eckerd Corporation and subsidiaries' quarterly report on Form 10-Q for the quarter ended April 29, 1995, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of sections 7 and 11 of the Securities Act.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by the Company with the Commission, may be inspected at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and should also be available for inspection and copying at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048; and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Additionally, such reports and other information concerning the Company are available for inspection at the offices of the New York Stock Exchange located at 20 Broad Street, New York, New York 10005, on which the Common Stock is listed, and at the offices of the American Stock Exchange located at 86 Trinity Place, New York, New York 10006, on which the 11 1/8% Debentures are listed.

    This Prospectus constitutes a part of a Registration Statement on Form S-3 filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Common Stock offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to such copy filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto may be inspected without charge at the office of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies thereof may be obtained from the Commission at prescribed rates.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

    The following documents filed by the Company with the Commission (File No. 1-4844) pursuant to the Exchange Act, are incorporated herein by reference and made a part hereof:

        1. The Company's Annual Report on Form 10-K405 for the fiscal year ended January 28, 1995.

        2. The Company's Quarterly Report on Form 10-Q for the quarter ended April 29, 1995.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the shares of Common Stock offered hereby shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents.

    The Company will provide without charge to each person to whom a copy of this Prospectus is delivered, on the written or oral request of any such person, a copy of any and all of the documents incorporated herein by reference (other than exhibits unless such exhibits are specifically incorporated herein by reference). Requests for such copies should be directed to the Treasurer, Eckerd Corporation, 8333 Bryan Dairy Road, Largo, Florida 34647 or by telephone at
(813) 399-6000.

    Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR ANY OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATIONS THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                              -------------------

                               TABLE OF CONTENTS

                                         PAGE
                                         ----

Prospectus Summary....................     3

Risk Factors..........................     8

Use of Proceeds.......................    12

Capitalization........................    13

Price Range of Common Stock and
  Dividend Policy.....................    14

The Company...........................    15

Selected Historical Financial Data....    18

Pro Forma Financial Data..............    20

Management's Discussion and Analysis
  of Results of Operations and
  Financial Condition.................    22

Business..............................    32

Management............................    46

Principal and Selling Stockholders....    50

Description of Certain Indebtedness...    53

Description of Capital Stock..........    58

Underwriting..........................    62

Legal Matters.........................    63

Experts...............................    63

Available Information.................    64

Incorporation of Certain Information
  by Reference........................    65

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                4,500,000 SHARES

                          ["ECKERD CORPORATION" LOGO]

                                  COMMON STOCK

                             ----------------------
                                   PROSPECTUS
                             ----------------------

                               MERRILL LYNCH & CO.

                                 CS FIRST BOSTON

                               MORGAN STANLEY & CO.
                                   INCORPORATED

                         RAYMOND JAMES & ASSOCIATES, INC.


                                     , 1995

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the various expenses expected to be incurred in connection with the distribution of the securities being registered, other than the underwriting discounts and commissions. All of the amounts shown are estimates except for the Securities and Exchange Commission and National Association of Securities Dealers, Inc. filing fees.


Securities and Exchange Commission filing fee....................   $56,212
National Association of Securities Dealers, Inc. filing fee......    16,802
Blue sky fees and expenses (including counsel fees)..............    12,500
New York Stock Exchange listing fees.............................    10,035
Costs of printing and engraving..................................    55,000
Legal fees and expenses..........................................   350,000
Accounting fees and expenses.....................................    20,000
Miscellaneous....................................................    29,451
                                                                    -------
Total............................................................  $550,000
                                                                    =======


- ------------

* To be filed by amendment.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for payments of unlawful dividends or unlawful stock repurchases or redemptions, or
(iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Restated Certificate of Incorporation contains such a provision.

    Under Article VIII of the Registrant's Restated By-Laws as currently in effect, as well as under Article SEVENTH of the Registrant's Restated Certificate of Incorporation, each person who is or was a director or officer of the Registrant, or who serves or served any other enterprise or organization at the request of the Registrant, shall be indemnified by the Registrant to the full extent permitted by the Delaware General Corporation Law.

    Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who, by reason of the fact that such person is or was a director or officer of such corporation, is made (or threatened to be made) a party to an action other than one brought by or on behalf of the corporation, against reasonable expenses (including attorneys' fees), judgments, fines and settlement payments, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of such corporation and, in criminal actions, in addition, had no reasonable cause to believe his conduct was unlawful. In the case of actions on behalf of the corporation, indemnification may extend only to reasonable expenses (including attorneys' fees) and only if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, provided that no such indemnification is permitted in respect of any claim as to which such person is adjudged liable to such corporation except to the extent that a court otherwise provides. To the extent that such person has been successful in defending any action (even one on behalf of the corporation), he is entitled to indemnification for reasonable expenses (including attorneys' fees).

    The indemnification provided for by the Delaware General Corporation Law is not exclusive of any other rights of indemnification, and a corporation may maintain insurance against liabilities for which indemnification is not expressly provided by the Delaware General Corporation Law. The Registrant has entered into agreements to indemnify its directors and officers in addition to the indemnification provided for in the Restated Certificate of Incorporation. These agreements, among other things, indemnify the Registrant's directors and officers for certain expenses (including attorneys' fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in the right of the Registrant, on account of services as a director or officer of the Registrant or as a director or officer of any subsidiary of the Registrant, or as a director or officer of any other company or enterprise to which the person provides services at the request of the Registrant.

    The Registrant maintains a liability insurance policy providing coverage for its directors and officers in an amount up to an aggregate limit of $10,000,000 per policy year.

    The designees of the Merrill Lynch Investors who serve on the Company's board of directors also have certain rights to indemnification by ML & Co. and the Merrill Lynch Investors for liabilities incurred in connection with actions taken by them in their capacity as directors of the Company.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits:


  1.1        --    Form of Purchase Agreement among the Registrant, the Selling Stockholders and the Underwriters.
 +3.1(i)     --    Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1(i) to the Registration Statement on Form S-3 of the
                   Registrant (No. 33-50223)).
 +3.1(ii)    --    Amended and Restated By-laws of the Registrant (incorporated by reference to
                   Exhibit 3.2(ii) to the Registration Statement on Form S-3 of the Registrant
                   (No. 33-50223)).
 +4.1        --    Form of certificate for the Registrant's Common Stock, par value $.01 per share (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-2 of the Registrant (No. 33-64906)).
 +4.2        --    Credit Agreement dated as of June 14, 1993, as amended and restated as of
                   August 3, 1994 (incorporated by reference to Exhibit 10.1 of the Form 10-Q of the Registrant dated July 30, 1994 (File No. 1-4844)).
 +4.3        --    Indenture dated as of November 1, 1993 between the Registrant and State
                   Street Bank and Trust Company of Connecticut, National Association, as
                   Trustee (incorporated by reference to Exhibits 4.01 and 4.02 of the Form 8-K of the Registrant dated October 26, 1993 (File No. 1-4844)).
 +4.4        --    Indenture dated as of May 1, 1986 by and between the Company and Mellon Bank,
                   N.A. as trustee, relating to the 11 1/8% Subordinated Debentures due 2001
                   (incorporated by reference to the Registration Statement on Form S-1 of
                   Eckerd Holdings, Inc. (No. 33-4576)).
  5.1        --    Opinion and consent of Robert E. Lewis, Esq.
 15.1        --    Letter of KPMG Peat Marwick LLP dated July 27, 1995 re Unaudited Interim
                   Financial Information.
 23.1        --    Consent of KPMG Peat Marwick LLP dated July 27, 1995.
 23.2        --    Consent of Robert E. Lewis, Esq. as to the validity of the Common Stock being registered (included in Exhibit 5.1 hereto).
+24.1        --    Power of Attorney (included in signature pages hereto).

- ------------
+ Previously filed.

ITEM 17. UNDERTAKINGS

    1. The undersigned Registrant hereby undertakes that:

        (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    2. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    3. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Largo, State of Florida on July 27, 1995.


                                          ECKERD CORPORATION

                                          By         /s/ SAMUEL G. WRIGHT
                                             ...................................

                                                      Samuel G. Wright
                                               Executive Vice President/Chief
                                                     Financial Officer


    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:



               SIGNATURE                             TITLES                     DATE
- ----------------------------------------  ----------------------------   ------------------
        /s/ STEWART TURLEY                Chairman of the Board and           July 27, 1995
 ........................................    Chief Executive Officer
            Stewart Turley

      /s/ FRANCIS A. NEWMAN               President, Chief Operating          July 27, 1995
 ........................................    Officer and Director
          Francis A. Newman

                   *                      Director                            July 27, 1995
 ........................................
            John W. Boyle

       /s/ SAMUEL G. WRIGHT               Executive Vice President/           July 27, 1995
 ........................................    Chief Financial Officer
           Samuel G. Wright

                   *                      Director                            July 27, 1995
 ........................................
           James T. Doluisio

                   *                      Director                            July 27, 1995
 ........................................
            Donald F. Dunn

                   *                      Director                            July 27, 1995
 ........................................
         Albert J. Fitzgibbons, III

                   *                      Director                            July 27, 1995
 ........................................
            Lewis W. Lehr

                   *                      Director                            July 27, 1995
 ........................................
           Rupinder S. Sidhu

                   *                      Director                            July 27, 1995
 ........................................
            Alexis P. Michas

*By       /s/ ROBERT E. LEWIS
    ....................................
            Robert E. Lewis
            Attorney-in-Fact

                                 EXHIBIT INDEX


 EXHIBIT
  NUMBER                                            DESCRIPTION
- ----------         -----------------------------------------------------------------------------
  1.1        --    Form of Purchase Agreement among the Registrant, the Selling Stockholders and the Underwriters.
 +3.1(i)     --    Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1(i) to the Registration Statement on Form S-3 of the
                   Registrant (No. 33-50223)).
 +3.1(ii)    --    Amended and Restated By-laws of the Registrant (incorporated by reference to
                   Exhibit 3.2(ii) to the Registration Statement on Form S-3 of the Registrant
                   (No. 33-50223)).
 +4.1        --    Form of certificate for the Registrant's Common Stock, par value $.01 per share (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-2 of the Registrant (No. 33-64906)).
 +4.2        --    Credit Agreement dated as of June 14, 1993, as amended and restated as of
                   August 3, 1994 (incorporated by reference to Exhibit 10.1 of the Form 10-Q of the Registrant dated July 30, 1994 (File No. 1-4844)).
 +4.3        --    Indenture dated as of November 1, 1993 between the Registrant and State
                   Street Bank and Trust Company of Connecticut, National Association, as
                   Trustee (incorporated by reference to Exhibits 4.01 and 4.02 of the Form 8-K of the Registrant dated October 26, 1993 (File No. 1-4844)).
 +4.4        --    Indenture dated as of May 1, 1986 by and between the Company and Mellon Bank,
                   N.A. as trustee, relating to the 11 1/8% Subordinated Debentures due 2001
                   (incorporated by reference to the Registration Statement on Form S-1 of
                   Eckerd Holdings, Inc. (No. 33-4576)).
  5.1        --    Opinion and consent of Robert E. Lewis, Esq.
 15.1        --    Letter of KPMG Peat Marwick LLP dated July 27, 1995 re Unaudited Interim
                   Financial Information.
 23.1        --    Consent of KPMG Peat Marwick LLP dated July 27, 1995.
 23.2        --    Consent of Robert E. Lewis, Esq. as to the validity of the Common Stock being registered (included in Exhibit 5.1 hereto).
+24.1        --    Power of Attorney (included in signature pages hereto).


- ------------


+ Previously filed.